FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	(English Translation) Interim Report Pursuant to The Financial Instruments and Exchange Law of Japan for The Six Months Ended September 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 20, 2007

	By:	/s/ Toshio Hirota
Toshio Hirota Executive Managing Director

Interim Report Pursuant to The Securities and Exchange Law of Japan for The Six Months Ended September 30, 2007

Items included in the Interim Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

(1) Selected consolidated financial data

		Six months ended September 30, 2005	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2006	Year ended March 31, 2007
Revenue	(Mil yen)	734,471	870,944	1,147,160	1,792,840	2,049,101
Net revenue	(Mil yen)	460,150	456,912	600,937	1,145,650	1,091,101
Income before income taxes	(Mil yen)	141,368	106,491	96,374	445,600	321,758
Net income	(Mil yen)	69,202	63,665	66,226	304,328	175,828
Shareholders’ equity	(Mil yen)	1,869,148	2,125,028	2,233,928	2,063,327	2,185,919
Total assets	(Mil yen)	36,069,965	32,682,845	29,333,718	35,026,035	35,873,374
Shareholders’ equity per share	(Yen)	981.51	1,114.88	1,170.31	1,083.19	1,146.23
Net income per share – basic	(Yen)	36.01	33.41	34.70	159.02	92.25
Net income per share – diluted	(Yen)	35.95	33.33	34.59	158.78	92.00
Shareholders’ equity as a percentage of total assets	(%)	5.2	6.5	7.6	5.9	6.1
Cash flows from operating activities	(Mil yen)	(377,425)	(1,389,799)	(666,068)	(565,214)	(1,627,156)
Cash flows from investing activities	(Mil yen)	(1,111)	(144,285)	(145,438)	(4,678)	(533,813)
Cash flows from financing activities	(Mil yen)	558,055	868,178	1,072,523	829,219	1,568,703
Cash and cash equivalents at end of the period	(Mil yen)	768,303	330,804	660,404	991,961	410,028
Number of staffs		15,086	16,029	17,916	14,932	16,854
[Average number of temporary staffs, excluded from above]		[3,396 ]	[3,588 ]	[4,447 ]	[3,498 ]	[3,766 ]

(Notes)

1	The selected consolidated financial data are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	In accordance with Statements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” profits and losses from discontinued operations were separately reported and removed from Revenue, Net revenue and Income before income taxes for six months ended September 30, 2005 and year ended March 31 2006. Also such amounts previously reported have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

		Six months ended September 30, 2005
Revenue	(Mil yen)	947,979
Net revenue	(Mil yen)	668,980
Income before income taxes	(Mil yen)	148,313

3	Shareholders’ equity is based on U.S. GAAP.

4	Shareholders’ equity per share and Shareholders’ equity as a percentage of total assets are calculated with Shareholders’ equity based on U.S. GAAP.

5	During the year ended March 31, 2007, Nomura began reporting cash flows from loans receivable at banks as investing activities which were in prior years classified as operating activities and cash flows from deposits received at banks as financing activities which were in prior years classified as operating activities. All prior year amounts have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

		Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Cash flows from operating activities	(Mil yen)	(396,682)	(1,422,292)	(566,327)
Cash flows from investing activities	(Mil yen)	(6,304)	(91,493)	27,439
Cash flows from financing activities	(Mil yen)	582,505	847,879	798,215

6	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, cash flows from discontinued operations have been removed from Cash flows from operating activities, Cash flows from investing activities, Cash flows from financing activities, and Cash and cash equivalents at end of the period for six months ended September 30, 2005 and year ended March 31 2006. Also such amounts previously reported have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

		Six months ended September 30, 2005
Cash flows from operating activities	(Mil yen)	(433,741)
Cash flows from investing activities	(Mil yen)	(17,185)
Cash flows from financing activities	(Mil yen)	563,203
Cash and cash equivalents at end of the period	(Mil yen)	840,583

7	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

8	Certain contract employees who were previously included in temporary staff are included in Number of staffs for six months ended September 30, 2007. Such numbers previously reported have been reclassified to conform to the current year presentation. The numbers previously reported are as follows:

	Six months ended September 30, 2005		Six months ended September 30, 2006		Year ended March 31, 2006		Year ended March 31, 2007
Number of staffs	14,768		15,468		14,668		16,145
[Average number of temporary staffs, excluded from above]	[3,660	]	[4,293	]	[3,779	]	[4,434	]

9	In addition to the numbers presented above, the number of staffs in investee companies of private equity investments that were consolidated as subsidiaries on the consolidated financial statements as of September 30, 2007 was 6,227 and the average number of temporary staffs in those investee companies was 1,728.

(2) Selected nonconsolidated financial data

		Six months ended September 30, 2005	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2006	Year ended March 31, 2007
Operating revenue	(Mil yen)	153,396	250,495	318,572	220,699	340,886
Ordinary income	(Mil yen)	110,494	192,667	238,649	131,282	207,221
Net income	(Mil yen)	107,627	189,727	135,694	17,878	158,235
Common stock	(Mil yen)	182,800	182,800	182,800	182,800	182,800
Number of issued shares	(1000 shares)	1,965,920	1,965,920	1,965,920	1,965,920	1,965,920
Net assets	(Mil yen)	1,536,612	1,538,647	1,545,227	1,446,649	1,475,328
Total assets	(Mil yen)	3,269,931	4,021,704	4,572,212	3,627,776	4,438,039
Dividend per share	(Yen)	12.00	16.00	17.00	48.00	44.00
1st quarter	(Yen)	—	8.00	8.50	—	8.00
2nd quarter	(Yen)	12.00	8.00	8.50	12.00	8.00
3 rd quarter	(Yen)	—	—	—	—	8.00
The end of the year	(Yen)	—	—	—	36.00	20.00
Shareholders’ equity as a percentage of total assets	(%)	47.0	38.2	33.7	39.9	33.2
Number of staffs		8	23	77	19	21

(Notes)	1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
	2	The information presented above is based on the stand-alone information of Nomura Holdings, Inc (“the Company”). For information on shareholders’ equity per share, net income per share and net income per share-diluted, see the consolidated financial data of the Company.
	3	The Company introduced the quarterly dividend system from the fiscal year ended March 31, 2007.
	4	The amounts of 2nd quarter dividend prior to the year ended March 31, 2007 reported interim dividend.
	5	Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan (ASBJ) Statement No.5)” and the “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No.8)”.

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. and its 338 consolidated subsidiaries and variable interest entities for the six months ended September 30, 2007. There are 45 affiliated companies which were accounted for by the equity method at September 30, 2007.

Item 2. Operating and Financial Review

1. Operating Results

(1) Summary

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥600.9 billion for the six months ended September 30, 2007, an increase of 32% from the same period in the prior year. Non-interest expenses were ¥504.6 billion for the six months ended September 30, 2007, an increase of 44% from the same period in the prior year. As a result, income before income taxes was ¥96.4 billion for the six months ended September 30, 2007, a decrease of 10% from the same period in the prior year and net income for the six months ended September 30, 2007 was ¥66.2 billion, an increase of 4% from the same period in the prior year.

Cash and cash equivalents at September 30, 2007 increased by ¥250.4 billion compared with March 31, 2007 (an decrease of ¥661.2 billion for the same period in the prior year). Net cash used in operating activities was ¥666.1 billion (net cash used in operating activities for the same period in the prior year was ¥1,389.8 billion), mainly due to an increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase, and an increase in Securities borrowed, net of securities loaned. Net cash used in investing activities was ¥145.4 billion (net cash used in investing activities for the same period in the prior year was ¥144.3 billion) mainly due to Payments for purchase of office buildings, land, equipment and facilities, Increase in loans receivables at banks and Increase in non-trading debt securities. Net cash provided by financing activities was ¥1,072.5 billion (net cash provided by financing activities for the same period in the prior year was ¥868.2 billion) mainly due to an increase in borrowings.

The breakdown of Net revenue and Non-interest expenses on the consolidated income statements are as follows.

	Six months ended September 30, 2006 (Mil Yen)		Six months ended September 30, 2007 (Mil Yen)
Commissions	145,642		219,849
Brokerage commissions		77,153		128,824
Commissions for distribution of investment trust		48,972		73,395
Other		19,517		17,630

Fees from investment banking	41,252		46,066
Underwriting and distribution		29,511		20,903
M&A / financial advisory fees		11,538		23,878
Other		203		1,285

Asset management and portfolio service fees	65,208		98,221
Asset management fees		57,937		89,054
Other		7,271		9,167

Net gain on trading	103,312		107,215
Merchant banking		(2,198)		1,044
Equity trading		44,408		79,885
Fixed income and other trading		61,102		26,286
(Loss) gain on private equity investments	37,295		63,652
Net interest	26,139		(5,492)
Gain (loss) on investments in equity securities	(20,553)		(24,756)
Private equity entities product sales	42,705		70,827
Other	15,912		25,355

Net revenue	456,912		600,937

	Six months ended September 30, 2006 (Mil Yen)	Six months ended September 30, 2007 (Mil Yen)
Compensation and benefits	161,828	203,223
Commissions and floor brokerage	20,590	46,351
Information processing and communications	50,601	64,204
Occupancy and related depreciation	28,185	33,879
Business development expenses	17,658	20,061
Private equity entities cost of goods sold	23,208	44,118
Other	48,351	92,727

Non-interest expenses	350,421	504,563

Business Segment Information

Results by business segment are as follows.

Reconciliations of Net revenue and Income before income taxes on segment results of operations and the consolidated income statements are set forth in “Consolidated Financial Statements, Note 14. – Segment and geographic information.”

Net revenue

	Six months ended September 30, 2006 (Mil Yen)	Six months ended September 30, 2007 (Mil Yen)
Domestic Retail	200,127	225,100
Global Markets	117,374	125,672
Global Investment Banking	48,496	47,552
Global Merchant Banking	56,664	51,865
Asset Management	41,490	50,093
Other (Inc. elimination)	1,348	52,416

Total	465,499	552,698

Non-interest expenses

	Six months ended September 30, 2006 (Mil Yen)	Six months ended September 30, 2007 (Mil Yen)
Domestic Retail	129,417	142,339
Global Markets	106,648	167,319
Global Investment Banking	26,653	30,736
Global Merchant Banking	5,384	6,337
Asset Management	25,200	30,213
Other (Inc. elimination)	20,056	55,206

Total	313,358	432,150

Income (loss) before income taxes

	Six months ended September 30, 2006 (Mil Yen)	Six months ended September 30, 2007 (Mil Yen)
Domestic Retail	70,710	82,761
Global Markets	10,726	(41,647)
Global Investment Banking	21,843	16,816
Global Merchant Banking	51,280	45,528
Asset Management	16,290	19,880
Other (Inc. elimination)	(18,708)	(2,790)

Total	152,141	120,548

Domestic Retail

Net revenue increased by 12% from ¥200,127 million for the six months ended September 30, 2006 to ¥225,100 million for the six months ended September 30, 2007, primarily due to robust sales of investment trusts resulting in an increase in commissions for distribution of investment trusts and investment trust administration fees and other, although a decline in equity agency transaction value led to a drop in stock brokerage commissions compared to last year. Non-interest expenses increased by 10% from ¥129,417 million for the six months ended September 30, 2006 to ¥142,339 million for the six months ended September 30, 2007. As a result, income before income taxes increased by 17% from ¥70,710 million for the six months ended September 30, 2006 to ¥82,761 million for the six months ended September 30, 2007.

Global Markets

Net revenue increased by 7% from ¥117,374 million for the six months ended September 30, 2006 to ¥125,672 million for the six months ended September 30, 2007. Fixed Income reported a year-on-year decline in income before income taxes due to losses related to our exit from the US RMBS business. In other Fixed Income businesses, trading of interest rate and currency-linked structured bonds as well as credit derivatives and interest rate and currency-linked derivatives mainly in Europe contributed to revenue. Equity reported an increase in income before income taxes from the prior year as strong trading in equity derivatives and the acquisition of Instinet Incorporated (“Instinet”) in February 2007 more than offset a decline in revenue from MPO transactions. Non-interest expenses increased by 57% from ¥106,648 million for the six months ended September 30, 2006 to ¥167,319 million for the six months ended September 30, 2007, primarily due to increases in compensation and benefit costs and commissions and floor brokerage resulting from the acquisition of Instinet. As a result, income before income taxes was ¥ 10,726 million for the six months ended September 30, 2006 and loss before income taxes was ¥41,647 million for the six months ended September 30, 2007.

Global Investment Banking

Net revenue decreased by 2% from ¥48,496 million for the six months ended September 30, 2006 to ¥47,552 million for the six months ended September 30, 2007. In addition to the strong domestic M&A business, Europe and Asia contributed to an expansion in revenue. However, equity financing by domestic corporates declined significantly from the same period last year and even though we retained a high market share, the overall value of equity underwriting declined, leading to the drop in income before income taxes. Non-interest expenses increased by 15% from ¥26,653 million for the six months ended September 30, 2006 to ¥30,736 million for the six months ended September 30, 2007. As a result, income before income taxes decreased by 23% from ¥21,843 million for the six months ended September 30, 2006 to ¥16,816 million for the six months ended September 30, 2007.

Global Merchant Banking

Net revenue decreased by 8% from ¥56,664 million for the six months ended September 30, 2006 to ¥51,865 million for the six months ended September 30, 2007. The sales of Deutsche Annington by Terra Firma as well as Wanbishi Archives and Sliontec by Nomura Principal Finance contributed to revenue. Non-interest expenses increased by 18% from ¥5,384 million for the six months ended September 30, 2006 to ¥6,337 million for the six months ended September 30, 2007. As a result, income before income taxes decreased by 11% from ¥51,280 million for the six months ended September 30, 2006 to ¥45,528 million for the six months ended September 30, 2007.

Asset Management

Net revenue increased by 21% from ¥41,490 million for the six months ended September 30, 2006 to ¥50,093 million for the six months ended September 30, 2007. Assets under management increased 3.3 trillion yen compared to the end of the prior half-year period to 30.3 trillion yen on the back of growth in investment trusts and the investment advisory business. Asset management fees increased as a result. In investment trusts, the My Story Profit Distribution-type Course B Fund topped 2 trillion yen and sales of balanced funds and newly-launched funds remained firm. Non-interest expenses increased by 20% from ¥25,200 million for the six months ended September 30, 2006 to ¥30,213 million for the six months ended September 30, 2007. As a result, income before income taxes increased by 22% from ¥16,290 million for the six months ended September 30, 2006 to ¥19,880 million for the six months ended September 30, 2007.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Loss before income taxes for Other was ¥18,708 million for the six months ended September 30, 2006 and ¥2,790 million for the six months ended September 30, 2007.

Geographic Information

Please refer to Note 14 about net revenue and income before income taxes by geographic.

(2) Trading Activities

     Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes at September 30, 2006 and 2007 are as follows.

	September 30, 2006 (Mil Yen)	September 30, 2007 (Mil Yen)
Trading assets and Private equity investments	12,817,424	11,578,419
Trading assets	12,482,177	11,338,576
Equity securities and convertible bonds	3,170,997	2,632,139
Government and government agency bonds	4,979,243	4,264,199
Bank and corporate debt securities	1,806,848	1,794,573
Commercial paper and certificates of deposit	205,698	265,737
Mortgage and mortgage-backed securities	1,335,354	1,024,767
Beneficiary certificates and other	223,018	195,656
Derivative contracts	761,019	1,161,505
Foreign exchange forwards	81,078	76,506
Forward rate agreements and other over the counter forwards	14,261	40,676
Swap agreements	350,850	628,489
Options securities – purchased	129,029	190,433
Options other than securities options – purchased	185,801	225,401
Private equity investments	335,247	239,843

Trading liabilities	4,179,129	5,559,848
Equity securities and convertible bonds	431,677	726,763
Government and government agency bonds	2,642,812	3,488,253
Bank and corporate debt securities	198,619	132,237
Beneficial certificates and other	63	5
Derivative contracts	905,958	1,212,590
Foreign exchange forwards	49,953	47,489
FRA and other OTC forwards	13,513	33,238
Swap agreements	470,911	615,031
Options securities – written	232,671	301,456
Options other than securities options – written	138,910	215,376

    Risk management of trading activity

Nomura adopts Value at Risk (VaR) for measurement of market risk to the trading activity.

1) Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2) Records of VaR

	September 30, 2006 (Bil Yen)	September 30, 2007 (Bil Yen)
Equity	6.1	3.3
Interest rate	3.5	3.2
Foreign exchange	1.3	2.6

Sub-total	10.9	9.1
Diversification benefit	(3.6)	(3.5)

Value at Risk (VaR)	7.3	5.6

	Six months ended September 30, 2007
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	6.6	4.6	5.7

2. Current Challenges

Current business environment

At present, the Japanese economy can be said to be in a moderate process of expansion with strong private demand, primarily in the corporate sector. The global economy is slowing due to an adjustment in the housing market in the U.S. economy and concerns over the impact on the real economy are arising. In this economic environment, M&A and financing needs to support activities to prepare for industry reorganization as a result of a shrinking domestic market in the coming aging society are surfacing among Japanese domestic corporations.

In domestic personal financial assets, the ongoing shift from savings to investment will continue to accelerate amid social change, including the mass retirement of the baby boomer generation and progress of further deregulation.

The investment needs of corporates and the fact that the shift from savings to investment of domestic financial assets has become firmly established, represent two major tides in domestic financial and capital markets. These trends mean that the role of the Company is becoming more significant, and we believe this increase our business opportunity that is broadening rapidly.

Looking at structural changes in the global financial system, we believe we can point to three major currents.

First is the fact that private equity funds, hedge funds and sovereign wealth funds in recent years have established a strong presence as new providers of risk money. As a result of tightening credit in the international financial markets due to subprime issues, uncertainty remains. However providing financing utilizing financial technologies to these funds will still be a core business to investment banks and universal banks.

Second is the liquidity of balance sheets of financial institutions. European and U.S. commercial banks are aggressively making their balance sheets more liquid in the pursuit of profitability rather than scale. The risk tolerance of investors is weakening due to subprime issues, but the use of securitization as a method of making assets liquid and credit derivatives as a means of hedging credit risk will continue against the backdrop of financial institutions pursuing liquidity on their balance sheets.

Third is the rise of emerging markets. The uncertainty of the U.S. economy is increasing and concerns over impact to the global economy are arising. However, Asia still remains to attract the greatest attention of investors and corporate managers and the expanding trend in the growth of investment in Asia is causing major changes in global financial systems.

Thus we believe that we are seeing changes both in the domestic and the international environment that can be considered major opportunities for business growth. The Company believes that it is essential to expand our business by facing our clients head on, accurately understanding their needs, and responding to those needs as a basic stance.

Challenges and management response

Nomura Group’s management vision is to provide superior services for all kinds of investment. We have made efforts to expand the breadth of our business as a Group, aiming at further growth by expanding the scope of our business. In striving for further growth in Nomura Group, we intend to take on the important issues of listening closely to our clients as we plan business growth, pursuing Nomura’s distinct international strategy, and planning expansion into new areas of business.

Client-centric business growth

Nomura Group’s fundamental approach in expanding our business should be to thoroughly understand trends in our clients’ interest and need in expanding the scope of our business, and to respond in such a way as to create business with our clients. Thus our aim is to develop this type of client-centric business as a Group, and at the same time to offer our business on a global scale as we assure continuing growth.

Each of our divisions is making the following efforts:

In Domestic Retail, we aim to shift personal financial assets away from bank savings to the securities markets, expanding and strengthening our client base. For that purpose, we will promptly offer products and services that meet our clients’ needs by expanding client access channels, which include branch offices, call services and online services. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, we provide high value-added products and solutions, through the application of financial techniques such as securitization and derivatives, and provide liquidity to financial instruments such as interest rates, foreign exchange, credit, equity and real estate linked products.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We will also use our domestic and international networks to build up a solid presence in Asia and further expand our global operations.

In Global Merchant Banking, we work closely with other business divisions in the Group to maximize the value of our investments by improving the enterprise value of companies we invest in.

In Asset Management, we will continue to maintain a structure which can continuously add value by concentrating our operations, enhancing research capabilities and improving our analysis. We also aim to increase assets under management by diversifying the investment opportunities we can offer and expanding our sales channels. In the defined contribution pension plan business, we will increase Nomura Group’s client base by offering integrated services that run from consulting for plan implementation to offering individual products.

Development of Nomura’s distinct international strategy

Nomura Group’s international strategy is also focused on client-centric business expansion, while we implement different business strategies that reflect the different characteristics of each region.

In Europe we intend to take on the role of a provider of high-value added products as well as to strengthen this function, while, in the U.S., we are planning to continue focusing on our core competencies. Asia offers significant business potential and we intend to pursue the development of business closely in keeping with the regional needs based on the understanding of local requirements, increase the number of clients who recognize Nomura as a partner, by making maximum use of Nomura’s financial technologies and global distribution network, in light of the distinctive qualities of each Asian country.

Expansion of new business areas

We are putting more emphasis than ever on the expansion of new business areas. With the acquisition of Instinet, Nomura Group is addressing an electronic trading platform in global equities as a new business area. In the future, if we can be confident that businesses acquired through M&A will give rise to complementary relationships and provide synergy, we believe we will be able to utilize M&A as a powerful strategic option.

In addition, we will continue to accelerate our progress in the expansion of business areas with the goal of broader business operation by Nomura Group through such expansion as JOINVEST Securities Co., Ltd. and the loan business of Nomura Capital Investment Co., Ltd.

In addressing the above challenges and strategy, we will bring together the collective strengths of our domestic and international operations to expand and develop Japan’s financial and capital markets, while also increasing profitability across Nomura Group to achieve our management targets and maximize shareholder value.

In regard to fundamental policies for the treatment of shareholders holding a quantity of shares that enables them to govern decisions on Company management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, there are no plans at the present time for the introduction of so-called takeover defense strategies such as a defense strategy of prior issue of new stock acquisition rights (a rights plan).

The Company has a management objective of building a solid position as “a Japanese financial services group with global competitive strength” and has made commitments to further growth and enhancement of shareholder value through broadening of the scope of its business and expansion into areas beyond the framework of the traditional securities industry. Broadening the profile of investment is critical in achieving the Company’s management objectives, and we believe that having many parties become knowledgeable about the Company and become shareholders will contribute to the achievement of our management objectives. The Company lists its shares on the Tokyo Stock Exchange as well as other Japanese stock exchanges, became listed on the New York Stock Exchange in December 2001, and has already taken measures such as lowering the number of shares in a trading unit in January 2005, and last year introducing the quarterly dividend system as recognized under the new Corporation Law of Japan. As of the end of September 2007, the Company’s shareholders numbered 261 thousand.

Given these circumstances, the Company’s Board of Directors recognizes that it is necessary to protect the shareholders and investors from unfavorable result in the event of an attempt to take over the Company by parties not appropriate to the preservation or enhancement of the business value and common benefit to shareholders, and in accordance with the obligations of persons entrusted by shareholders and investors, will take appropriate measures to prevent such actions. In such a case, the Corporate Value Enhancement Committee established within the Company would perform research and investigation in regard to the buyout proposal etc., and after an investigatory meeting composed of the Company’s outside directors, the Board of Directors would hold sufficient deliberations, and would reach a conclusion in regard to the best strategy from the viewpoint of shareholders with regard to the corporate value and common benefit to shareholders.

3. Significant Contracts

Not applicable

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

  A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

  B. Issued Shares

Type	Number of Issued Shares as of September 30, 2007	Number of Issued Shares as of November 28, 2007	Trading Markets
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange(*3) Osaka Stock Exchange(*3) Nagoya Stock Exchange(*3) Singapore Stock Exchange(*[4] ) New York Stock Exchange(*5)	—

Total	1,965,919,860	1,965,919,860	—	—

(Notes)

1	Voting rights pertained.
2	Shares that may have increased from exercise of stock options between November 1, 2007 and November 28, 2007 are not included in the number of issued shares as of November 28, 2007.
3	Listed on the First Section of each stock exchange.
4	Common stock listed
5	American Depositary Shares listed.

(2)	Stock Options

A. Stock Acquisition Right

Resolved by the 98th General Shareholders’ Meeting on June 26, 2002

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	1,182 (*1)	1,173 (*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,182,000	1,173,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,794 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,794 Capital Inclusion Price ¥897	Same as left

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

Same as left

a)      Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 30, 2007)

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted	=	Exercise Price	x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Exercise Price		before Adjustment		Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Executive officers are treated in the same manner with directors.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	1,270(*1)	1,259(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,270,000	1,259,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,619 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,619 Capital Inclusion Price ¥810	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 30, 2007)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted	=	Exercise Price	x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Exercise Price		before Adjustment		Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	344(*1)	314(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	344,000	314,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted	=	Exercise Price	x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Exercise Price		before Adjustment		Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	1,266 (*1)	1,263 (*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,266,000	1,263,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,607 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,607 Capital Inclusion Price ¥804	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted	=	Exercise Price	x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Exercise Price		before Adjustment		Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	295 (*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	295,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted	=	Exercise Price	x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Exercise Price		before Adjustment		Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	569(*1)	557(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	569,000	557,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted	=	Exercise Price	x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Exercise Price		before Adjustment		Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	1,326(*)	638(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	132,600	63,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 26, 2007 to July 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)	100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	16,030(*1)	15,850(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,603,000	1,585,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,409 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,409 Capital Inclusion Price ¥705	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted	=	Exercise Price	x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Exercise Price		before Adjustment		Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	25,025(*)	24,765(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	2,502,500	2,476,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note) 100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	9,855(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	985,500	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note) 100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	18,100(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,810,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥2,201 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,201 Capital Inclusion Price ¥1,344	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer, statutory auditors or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director, executive officer or statutory auditors of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted	=	Exercise Price	x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Exercise Price		before Adjustment		Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	160(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	16,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer, statutory auditors or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer, statutory auditors of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)	100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	42,329(*)	41,563(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	4,232,900	4,156,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26,2009 to April 25, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors shall hereinafter be referred to collectively as “ Executive(s),” and Executives and employees shall hereinafter be referred to collectively as “Executive(s) or Employee(s)” ) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)      Regarding an Optionee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Optionee’s term of office or a similar reason; or

b)      Regarding an Optionee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary) : retirement due to the attainment of retirement age, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injuries, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding an Optionee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) An Optionee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note) 100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	12,044(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,204,400	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who holds equivalent position shall hereinafter be referred to collectively as “ Executive(s),”) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)      Regarding an Optionee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Optionee’s term of office or a similar reason; or

b)      Regarding an Optionee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary) : retirement due to the attainment of, upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injuries, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding an Optionee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) An Optionee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)	100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	1,130(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	113,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥2,382 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,382 Capital Inclusion Price ¥1,440	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “ Executive(s),”) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary) : retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)

(2)    A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3. Regarding the successors of a Grantee the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted	=	Exercise Price	x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Exercise Price		before Adjustment		Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	19,000(*1)	Same as left
Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,900,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥2,382 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,382 Capital Inclusion Price ¥1,440	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “ Executive(s),”) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or other similar reasons; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary) : retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted	=	Exercise Price	x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Exercise Price		before Adjustment		Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	26,321(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	2,632,100	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “ Executive(s),”) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary) : retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
Number of Stock Acquisition Right	—	2,166(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	—	Common stock

Number of Shares under the Stock Acquisition Rights	—	216,600

The Amount to be Paid upon Exercising the Stock Acquisition Right (*)	—	¥1 per share

Exercise Period of the Stock Acquisition Right	—	From October 20, 2009 to October 19, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	—	Issue Price of Shares ¥1 Capital Inclusion Price ¥972

Conditions to Exercise of Stock Acquisition Right	—	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “ Executive(s),” ) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or other similar reasons; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary) : retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

	End of Interim Accounting Period (September 30, 2007)	End of Preceding Month to Filing of this Report (October 31, 2007)
(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period:

a) The Company or a Company’s Subsidiary has determined, in accordance with the Employment Regulations, to dismiss the Grantee by warning or disciplinary procedures;

b) There is any other reason similar to a) above.

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	—	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—	—

Issue of Stock Acquisition Right Attendant on Reorganization	—	—

(Note)	100 shares will be issued per one stock acquisition right.

(3)	Rights plan

None

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (million Yen)	Shareholders’ Equity (million Yen)	Increase/Decrease of Additional paid-in capital (million Yen)	Additional paid-in capital (million Yen)
April 1, 2007– September 30, 2007	—	1,965,919,860	—	182,800	—	112,504

(5) Major Shareholders

		As of September 30, 2007

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	104,678	5.32

The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	93,959	4.78

Hero and Company	c/o Bank of New York 101 Barclays Street New York, New York, U.S.A	75,028	3.82

State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	48,928	2.49

State Street Bank and Trust Company 505103	225 Frank Street, Boston, Massachusetts, U.S.A.	46,464	2.36

Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	38,444	1.96

The Chase Manhattan Bank, N.A. London	Woolgate House, EC Callman St., London, United Kingdom	28,398	1.44

BNP PARIBAS Securities (Japan) Limited	1-7-2, Otemachi, Chiyoda-Ku, Tokyo, Japan	21,779	1.11

Mellon Bank NA as Agent for Its Client Mellon Omnibus US Pension	1 Boston Place, Boston Massachusetts U.S.A.	19,532	0.99

Nippon Life Insurance Company	1-6-6, Marunouchi, Chiyoda-Ku, Tokyo, Japan	19,007	0.97

Total		496,217	25.24

(Note)
1.	The Company has 55,950 thousand shares of treasury stock as of September 30, 2007 which is not included in the Major Shareholders list above.
2.	“Depositary Nominees Inc.” changed their name to “Hero and Company”.
3.	Barclays Global Investors Japan Trust & Banking Co., Ltd and their 6 group companies (“BGI Group”) submitted Major Shareholding Report (Change report) on October 1, 2007, and reported that they have 105,745 thousand shares of the Company as of September 24, 2007. However, the Company specified these Major Shareholders according to list of shareholders as of September 30, 2007 because the Company could not confirm the number of BGI Group’s holding shares as of the day.

(5) Voting Rights

A. Outstanding Shares

As of September 30, 2007
	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (Treasury stocks, etc.)	—	—	—
Stock with limited voting right (Others)	—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks) Common stock 55,949,500	—	Our standard stock with no limitation to its rights
	(Crossholdings Stocks) Common stock 3,000,000	—	See above See above
Stock with full voting right (Others)	Common stock 1,904,675,900	19,045,889	Shares less than 1 unit
Shares less than 1 unit	Common stock 2,294,460	—	(100 shares)

Total Shares Issued	1,965,919,860	—	—

Voting Rights of Total Shareholders	—	19,045,889	—

(Note)	84,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 94 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of September 30, 2007
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	55,949,500	—	55,949,500	2.85
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute, Ltd	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	58,949,500	—	58,949,500	3.00

(Note)	In addition to the treasury stocks shown here, there are 3,000 shares which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “A. Outstanding Shares” above.

2. Share Price History

Monthly Highs and Lows

Month	April, 2007	May, 2007	June, 2007	July, 2007	August, 2007	September, 2007
High (Yen)	2,475	2,560	2,580	2,440	2,260	2,040
Low (Yen)	2,250	2,290	2,350	2,085	1,890	1,726

(Note)	Prices are based on the First Section of Tokyo Stock Exchange.

Item 5. Financial Information

1	Preparation Method of Consolidated Financial Statements and Nonconsolidated Financial Statements

(1)	Pursuant to Section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial statements have been prepared in accordance with accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles in (1).

(3)	The nonconsolidated financial statements were prepared under the accounting principles generally accepted in Japan in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977) (the “Regulations”).

However the Regulations before amendment are applied to the nonconsolidated financial statements for the previous period (from April 1, 2006 to September 30, 2006), the Regulation after amendment are applied to the nonconsolidated financial statements for the current period (from April 1, 2007 to September 30, 2007).

2	Semi-annual Audit Certificate

Under articles No.193-2 of the Securities and Exchange Law, Ernst & Young ShinNihon performed semi-annual audits of the consolidated and nonconsolidated financial statements for the previous period (from April 1, 2006 to September 30, 2006), and under articles No.193-2-1 of Financial Instruments and Exchange Law, Ernst & Young ShinNihon performed semi-annual audits of the consolidated and nonconsolidated financial statements for the current period (from April 1, 2007 to September 30, 2007).

1	Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

1) Consolidated Balance Sheets

		September 30, 2006		September 30, 2007		March 31, 2007
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
ASSETS
Cash and cash deposits:
Cash and cash equivalents		330,804		660,404		410,028
Time deposits		587,254		955,859		546,682
Deposits with stock exchanges and other segregated cash		55,542		147,505		97,302

		973,600	3.0	1,763,768	6.0	1,054,012	3.0

Loans and receivables:
Loans receivable		1,049,570		964,214		935,711
Receivables from customers		37,627		34,354		47,518
Receivables from other than customers		1,245,984		1,262,415		637,209
Allowance for doubtful accounts		(3,464)		(1,526)		(2,027)

		2,329,717	7.1	2,259,457	7.7	1,618,411	4.5

Collateralized agreements:
Securities purchased under agreements to resell		7,885,086		3,517,842		8,061,805
Securities borrowed		7,124,886		7,886,590		9,776,422

		15,009,972	45.9	11,404,432	38.9	17,838,227	49.7

Trading assets and private equity investments (including securities pledged as collateral of ¥5,428,545 million at September 30, 2006, ¥3,372,945 million at September 30, 2007 and ¥5,719,748 million at March 31, 2007, respectively):

Trading assets	*3	12,482,177		11,338,576		12,830,826
Private equity investments		335,247		239,843		347,394

		12,817,424	39.2	11,578,419	39.5	13,178,220	36.7

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥227,886 million at September 30, 2006, ¥255,979 million at September 30, 2007 and ¥249,592 million at March 31, 2007, respectively)		353,160		449,209		422,290
Non-trading debt securities		229,379		288,765		255,934
Investments in equity securities		207,650		162,280		195,238
Investments in and advances to affiliated companies (including securities pledged as collateral of ¥7,502 million at September 30, 2006, ¥3,508 million at September 30, 2007 and ¥7,451 million at March 31, 2007, respectively)		295,955		438,610		441,536
Other	*5	465,988		988,778		869,506

		1,552,132	4.8	2,327,642	7.9	2,184,504	6.1

Total assets		32,682,845	100.0	29,333,718	100.0	35,873,374	100.0

	Notes	September 30, 2006		September 30, 2007		March 31, 2007
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings		829,315	2.5	1,346,591	4.6	1,093,529	3.0

Payables and deposits:
Payables to customers		423,758		333,445		304,462
Payables to other than customers		363,132		448,544		623,143
Deposits received at banks		402,526		495,770		418,250

		1,189,416	3.6	1,277,759	4.3	1,345,855	3.8

Collateralized financing:
Securities sold under agreements to repurchase		11,861,474		5,619,336		11,874,697
Securities loaned		6,287,138		4,236,458		7,334,086
Other secured borrowings		1,283,263		2,342,188		1,390,473

		19,431,875	59.5	12,197,982	41.6	20,599,256	57.4

Trading liabilities:	*3	4,179,129	12.8	5,559,848	19.0	4,800,403	13.4
Other liabilities:	*5	493,624	1.5	900,760	3.1	845,522	2.4
Long-term borrowings	*6	4,434,458	13.6	5,816,850	19.8	5,002,890	13.9

Total liabilities		30,557,817	93.5	27,099,790	92.4	33,687,455	93.9

Commitments and contingencies	*13
Shareholders’ equity:	*11
Common stock
No par value share; Authorized – 6,000,000,000 shares Issued – 1,965,919,860 shares at September 30, 2006, September 30, 2007 and March 31, 2007 Outstanding – 1,906,067,957 shares at September 30, 2006, 1,908,831,093 shares at September 30, 2007 and 1,907,049,871 shares at March 31, 2007		182,800	0.6	182,800	0.6	182,800	0.5

Additional paid-in capital		162,127	0.5	170,267	0.6	165,496	0.5

Retained earnings		1,852,207	5.7	1,944,562	6.6	1,910,978	5.3

Accumulated other comprehensive income		9,119	0.0	13,911	0.1	6,613	0.0

		2,206,253	6.8	2,311,540	7.9	2,265,887	6.3

Common stock held in treasury, at cost – 59,851,903 shares at September 30, 2006, 57,088,767 shares at September 30, 2007 and 58,869,989 shares at March 31, 2007		(81,225)	(0.3)	(77,612)	(0.3)	(79,968)	(0.2)

Total shareholders’ equity		2,125,028	6.5	2,233,928	7.6	2,185,919	6.1

Total liabilities and shareholders’ equity		32,682,845	100.0	29,333,718	100.0	35,873,374	100.0

The accompanying notes are an integral part of these consolidated financial statements.

2) Consolidated Statements of Income

		Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Revenue:
Commissions		145,642		219,849		337,458
Fees from investment banking		41,252		46,066		99,276
Asset management and portfolio service fees		65,208		98,221		145,977
Net gain on trading		103,312		107,215		290,008
Gain on private equity investments		37,295		63,652		47,590
Interest and dividends		440,171		540,731		981,344
(Loss) gain on investments in equity securities		(20,553)		(24,756)		(20,103)
Private equity entities product sales		42,705		70,827		100,126
Other		15,912		25,355		67,425

Total revenue		870,944	100.0	1,147,160	100.0	2,049,101	100.0
Interest expense		414,032	47.5	546,223	47.6	958,000	46.8

Net revenue		456,912	52.5	600,937	52.4	1,091,101	53.2

Non-interest expenses:
Compensation and benefits		161,828		203,223		345,936
Commissions and floor brokerage		20,590		46,351		50,812
Information processing and communications		50,601		64,204		109,987
Occupancy and related depreciation		28,185		33,879		61,279
Business development expenses		17,658		20,061		38,106
Private equity entities cost of goods sold		23,208		44,118		57,184
Other		48,351		92,727		106,039

		350,421	40.3	504,563	44.0	769,343	37.5

Income before income taxes		106,491	12.2	96,374	8.4	321,758	15.7
Income tax expense		42,826	4.9	30,148	2.6	145,930	7.1

Net income		63,665	7.3	66,226	5.8	175,828	8.6

		Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	Notes	Yen	Yen	Yen
Per share of common stock:	*8
Basic—
Net income		33.41	34.70	92.25
Diluted—
Net income		33.33	34.59	92.00

The accompanying notes are an integral part of these consolidated financial statements.

3) Consolidated Statements of Changes in Shareholders’ Equity

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	Millions of yen	Millions of yen	Millions of yen
Common Stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of the period	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	159,527	165,496	159,527
Loss on sales of treasury stock	(633)	(1,458)	(556)
Issuance of common stock options	3,233	6,229	6,525

Balance at end of the period	162,127	170,267	165,496

Retained earnings
Balance at beginning of year	1,819,037	1,910,978	1,819,037
Net income	63,665	66,226	175,828
Cash dividends	(30,495)	(32,418)	(83,887)
Adjustment due to the initial adoption of FIN 48	—	1,266	—
Adjustment due to the initial adoption of EITF 06-2	—	(1,119)	—
Loss on sales of treasury stock	—	(371)	—

Balance at end of the period	1,852,207	1,944,562	1,910,978

Accumulated other comprehensive income:
Cumulative translation adjustments
Balance at beginning of year	(1,129)	36,889	(1,129)
Net change during the period	24,276	6,898	38,018

Balance at end of the period	23,147	43,787	36,889

Defined benefit pension plans
Balance at beginning of year	(14,096)	(30,276)	(14,096)
Pension liability adjustment(1)	68	400	(387)
Adjustment due to the initial adoption of SFAS 158(2)	—	—	(15,793)

Balance at end of the period	(14,028)	(29,876)	(30,276)

Balance at end of the period	9,119	13,911	6,613

Common stock held in treasury
Balance at beginning of year	(82,812)	(79,968)	(82,812)
Repurchases of common stock	(81)	(102)	(204)
Sales of common stock	23	42	25
Common stock issued to employees	1,677	2,415	2,910
Other net change in treasury stock	(32)	1	113

Balance at end of the period	(81,225)	(77,612)	(79,968)

Total shareholders’ equity	2,125,028	2,233,928	2,185,919

(1)	The amounts of Pension liability adjustment for the six months ended September 30, 2006 and for the year ended March 31, 2007 are minimum pension liability adjustment.
(2)	For the initial year of application, the adjustments are not reflected on the consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

4) Consolidated Statements of Comprehensive Income

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	Millions of yen	Millions of yen	Millions of yen
Net income	63,665	66,226	175,828
Other comprehensive income(1):
Change in cumulative translation adjustments, net of tax	24,276	6,898	38,018
Defined benefit pension plans:
Pension liability adjustment(2)	215	693	(608)
Deferred income taxes	(147)	(293)	221

Total	68	400	(387)

Total other comprehensive income	24,344	7,298	37,631

Comprehensive income	88,009	73,524	213,459

(1)	Adjustments due to the initial adoption of SFAS 158 are not reflected on the consolidated statements of comprehensive income.
(2)	The amounts of Pension liability adjustment for the six months ended September 30, 2006 and for the year ended March 31, 2007 are minimum pension liability adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

5) Consolidated Statements of Cash Flows

		Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	Notes	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:
Net income		63,665	66,226	175,828
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization		24,243	31,757	50,432
Loss on investments in equity securities		20,553	24,756	20,103
Deferred income tax benefit		(3,094)	(107,286)	(256)
Changes in operating assets and liabilities:
Time deposits		(40,169)	(413,006)	24,395
Deposits with stock exchanges and other segregated cash		(8,613)	(51,972)	(30,186)
Trading assets and private equity investments		1,165,486	1,599,032	1,039,123
Trading liabilities		(2,485,422)	751,368	(1,986,980)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase		1,439,454	(1,707,073)	1,243,337
Securities borrowed, net of securities loaned		1,408,199	(1,204,864)	(177,234)
Other secured borrowings		(1,719,363)	951,733	(1,612,879)
Loans and receivables, net of allowance for doubtful accounts		(815,525)	(589,575)	95,843
Payables		(157,594)	(121,164)	(154,665)
Accrued income taxes, net		(170,424)	74,818	(184,036)
Other, net		(111,195)	29,182	(129,981)

Net cash used in operating activities		(1,389,799)	(666,068)	(1,627,156)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities		(32,795)	(79,933)	(101,784)
Proceeds from sales of office buildings, land, equipment and facilities		142	6,420	634
Payments for purchases of investments in equity securities		(5,602)	(641)	(9,284)
Proceeds from sales of investments in equity securities		8,800	4,565	25,109
Increase in Loans receivable at banks, net		(52,792)	(54,010)	(73,611)
Increase in non-trading debt securities, net		(13,291)	(33,476)	(37,861)
Business dispositions or acquisitions, net		16,312	11,576	(172,019)
Decrease (increase) in investments in affiliated companies, net		(64,679)	1,298	(164,700)
Other, net		(380)	(1,237)	(297)

Net cash used in investing activities		(144,285)	(145,438)	(533,813)

Cash flows from financing activities:
Increase in long-term borrowings		1,187,261	1,611,754	2,736,688
Decrease in long-term borrowings		(389,097)	(805,668)	(1,451,500)
Increase in short-term borrowings, net		132,605	248,861	377,788
Increase in deposits received at banks, net		20,299	71,445	17,947
Proceeds from sales of common stock		1,067	628	2,379
Payments for repurchases of common stock		(81)	(102)	(204)
Payments for cash dividends		(83,876)	(54,395)	(114,395)

Net cash provided by financing activities		868,178	1,072,523	1,568,703

Effect of exchange rate changes on cash and cash equivalents		4,749	(10,641)	10,333

Net increase (decrease) in cash and cash equivalents		(661,157)	250,376	(581,933)
Cash and cash equivalents at beginning of the period		991,961	410,028	991,961

Cash and cash equivalents at end of the period		330,804	660,404	410,028

Supplemental information:
Cash paid during the period for-
Interest		467,659	631,180	1,056,820
Income tax payments, net		216,343	62,617	330,222

Non cash activities—

Business acquisitions

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥14,821 million and ¥17,360 million, respectively, for the six months ended September 30, 2006. There were no business acquisitions for the six months ended September 30, 2007. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥344,299 million and ¥151,106 million, respectively, for the year ended March 31, 2007.

Business disposition

Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥5,616 million and ¥6,983 million, respectively, for the six months ended September 30, 2006. Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥14,660 million and ¥8,523 million, respectively, for the six months ended September 30, 2007. Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥7,958 million and ¥8,211 million, respectively, for the year ended March 31, 2007.

Reclassifications—

All prior year amounts have been reclassified to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements]

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to Section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial statements for the six months ended September 30, 2006 have been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura (the Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura”) adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where significant differences exist, the amount of effect to income before income taxes compare to Japanese GAAP.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or pursuant to Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised in 2003. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of net assets. Therefore, compare to Japanese GAAP, the difference of investments in equity securities for Nomura’s operating purposes has a negative impact of ¥25,451 million, a negative impact of ¥26,082 million and a negative impact of ¥38,232 million on income before income taxes for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets.

Retirement and severance benefit—

Under U.S. GAAP, a gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such a gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. U.S. GAAP requires to recognize the funded status of defined benefit postretirement plans, measured as the difference between the fair value of the plan asset and the benefit obligation, while such treatment is not required under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, compare to Japanese GAAP, the difference has a positive impact of ¥4,652 million and a positive impact of 5,670 million on income before income taxes for the six months ended September 30, 2007 and for the year ended March 31, 2007. The impact on income before income taxes for the six months ended September 30, 2006 was not so significant.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in net assets.

Minority interest—

Under Japanese GAAP, minority interest is included in net assets. Under U.S. GAAP, it is not allowed to include minority interest in shareholder’s equity, so minority interest is classified as liabilities and those amounts are disclosed in footnote.

2. Summary of accounting policies:

Description of business—

The Company and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis.

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in five business segments: Domestic Retail, Global Markets, Global Investments Banking, Global Merchant Banking and Asset Management.

In the Domestic Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In the Global Markets business, Nomura is engaged in the sales and trading of equity securities and bonds and currency exchange on a global basis to institutions domestically and abroad. In the Global Investment Banking business, Nomura provides investment banking services such as the underwriting of bonds and equity as well as mergers and acquisition and financial advice. In the Global Merchant Banking business, Nomura invests in private equity businesses and seek to maximize returns on the investments by increasing the corporate value of investee companies. In the Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (VIE) or not in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Therefore, the Company consolidates these entities in which it has a majority voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the qualifying special purpose entities “QSPE” criteria in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

The accounting and financial reporting policies of the Company conform to U.S. GAAP as applicable to broker-dealers. All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

The fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of financial instruments, including exchange-trading securities and derivatives is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider contractual terms, position size, underlying asset prices, interest rates, dividend rates, time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value. Realized and unrealized gains and losses are reflected in Net gain on trading.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

Private equity business—

The investments in private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to as “private equity entities.”

Private equity investments accounted for at fair value are based on Nomura’s assessment of each underlying investment. The investments, by their nature, have little or no price transparency. Investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has declined below the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in Net gain on trading.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency of other than Japanese yen, are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive (loss) income in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

Fee revenue—

Commissions include amounts charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management and portfolio service fees are accrued over the period that the related services are provided.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consist of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with FASB Interpretation No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Nomura engages in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

Trading balances of secured borrowings, which consist of the liabilities related to transfers of financial assets that are accounted for as financings rather than sales and consolidated variable interest entities, are recorded based on cash received and are included in the consolidated balance sheets in Short-term borrowings and Long-term borrowings. See Note 7 for further information regarding these arrangements.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Investments in and advances to affiliated companies as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”).

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, and accounted for at the fair value. Changes in the fair value of these embedded derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading.

On April 1, 2006, Nomura early adopted SFAS No.155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No.133 and 140”, primarily on a prospective basis. In accordance with this standard, certain hybrid financial instruments that contain embedded derivatives are accounted for at fair value, with the change recorded in Net gain on trading.

Allowance for loan losses—

Loans receivable consist primarily of loans receivable in connection with banking activities (“loans at banks”), loans receivable in connection with financing activities such as asset-based loans at non-bank entities (“financing activities loans”), margin transaction loans related to broker dealers (“margin transaction loans”), and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Loans receivable are carried at their principal amounts outstanding, applicable allowance for doubtful accounts are recorded. Allowances for doubtful accounts on financing activities loans and loans at banks reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower. Allowances for doubtful accounts on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation (including charge to income resulting from amortization of assets recorded under capital leases) is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 10 years
Software	5 years

Depreciation and amortization are included in Information processing and communications in the amount of ¥19,061 million, ¥23,256 million and ¥39,265 million, and are included in Occupancy and related depreciation in the amount of ¥5,183 million, ¥8,501 million and ¥11,167 million for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007, respectively.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥59 million, ¥22 million and ¥214 million substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007, respectively. These losses are included in consolidated statements of income under Non-interest expenses—Other. The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for its operating purposes and other than operating purposes. For Nomura’s operating purposes, it holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥176,747 million and ¥30,903 million, respectively, at September 30, 2006, ¥137,662 million and ¥24,618 million, respectively, at September 30, 2007 and ¥164,570 million and ¥30,668 million, respectively, at March 31, 2007.

Investments in equity securities for other than operating purposes included investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other. Such investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥13,279 million and ¥10,060 million, respectively, at September 30, 2006, ¥16,997 million and ¥8,682 million, respectively, at September 30, 2007 and ¥34,895 million and ¥9,763 million, respectively, at March 31, 2007.

In accordance with U.S. GAAP for broker-dealers, investments in equity securities are recorded at fair value, with realized and unrealized gains and losses recognized currently in income. Realized and unrealized gains and losses on investments in equity securities for Nomura’s operating purposes are included in Gain /(loss) on investments in equity securities in the consolidated statements of income and those of investments in equity securities for other than operating purposes are included in Revenue—Other in the consolidated statements of income.

Non-trading debt securities are recorded at fair value, with unrealized gains and losses recognized currently in Revenue—Other in the consolidated statements of income.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized. In addition, Nomura has adopted the FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” since April 1, 2007. See “Note 2 New accounting pronouncements—Accounting for uncertainty in income taxes” for further information.

Stock-based compensation—

Effective April 1, 2006, Nomura adopted SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation” (“SFAS 123-R”). Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the requisite service period, which generally is equal to the vesting period. As Nomura had previously adopted a policy of expensing stock-based compensation that was generally consistent with the provisions of SFAS 123-R, the impacts of adopting SFAS 123-R were not significant on Nomura’s consolidated financial statements.

Compensated absences—

In accordance with SFAS No. 43, “Accounting for Compensated Absences”, expenses and liabilities regarding compensated absences are recorded. In addition, Nomura adopted FASB Emerging Issues Task Force (“EITF”) Issue No. 06-2, “Accounting for sabbatical leave and other similar benefits pursuant to FASB statement No.43” on April 1, 2007. In accordance with this new standard, expenses and liabilities regarding sabbatical leave and similar benefits are recorded, and the adjusted amount due to the initial adoption was recorded in the retained earnings.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the securities with potential dilutive effect.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) these assets are reviewed annually, or more frequently in certain circumstance, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the reporting units to which goodwill relates to the carrying amount of the reporting units including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives are not amortized. Instead, these assets are evaluated at least annually for impairment.

New accounting pronouncements—

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Nomura adopted the provisions of FIN 48 on April 1, 2007. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157 also:

•	requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model);

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability;

•

nullifies the guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”), which requires deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique;

•	eliminates large position (“block”) discounts for financial instruments quoted in active markets; and

•	requires entity to consider its own credit rating when valuing liabilities held at fair value.

SFAS 157 is mostly effective for fiscal years beginning after November 15, 2007. Nomura will adopt the Statement on April 1, 2008 and we are currently assessing the impact of adopting SFAS 157 on Nomura’s consolidated financial statements.

Accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, Nomura adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Consequently, Nomura recorded a reduction of ¥15,793 million ($134 million) to Accumulated other comprehensive income (net of tax) at March 31, 2007 (See Note 12). SFAS 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position. This provision of SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2008. Nomura is currently assessing the impact of this provision of SFAS 158 on Nomura`s consolidated financial statements.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If the entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an assets or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS 159 also establishes presentation and disclosure requirements designed to provide a comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Nomura will adopt SFAS 159 on April 1, 2008 and we are currently assessing the impact of adopting SFAS 159 on Nomura’s consolidated financial statements.

Offsetting of Amounts Related to Certain Contracts

In April 2007, the FASB issued Statement of Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“ FSP FIN 39-1”). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN 39. FSP FIN 39-1 will apply to reporting periods beginning after November 15, 2007. Nomura is currently assessing the impact of adoption FSP FIN 39-1 on Nomura’s consolidated financial statements.

Accounting for Investment companies

In June 2007, the AICPA issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting, for those entities that are investment companies under this SOP. However, the FASB proposed an indefinite postponement to the adoption of this SOP. After the conclusion of its discussion, Nomura will assess the impact of adopting SOP 07-1 on Nomura’s consolidated financial statements.

3. Trading assets and Trading liabilities:

Trading assets, including ones that are disclosed parenthetically as Securities pledged as collateral, and Trading liabilities are classified as follows:

	Millions of yen				Millions of yen
	September 30				March 31
	2006		2007		2007
	Trading assets	Trading liabilities	Trading assets	Trading liabilities	Trading assets	Trading liabilities
Equities and convertible bonds	¥3,170,997	¥431,677	¥2,632,139	¥726,763	¥3,088,440	¥525,943
Government and government agency bonds	4,979,243	2,642,812	4,264,199	3,488,253	5,200,419	3,074,291
Bank and corporate debt securities	1,806,848	198,619	1,794,573	132,237	2,065,509	183,068
Commercial paper and certificates of deposit	205,698	—	265,737	—	382,801	—
Mortgage and mortgage-backed securities	1,335,354	—	1,024,767	—	1,109,058	—
Beneficiary certificates and other	223,018	63	195,656	5	154,962	4
Derivative contracts	761,019	905,958	1,161,505	1,212,590	829,637	1,017,097

	¥12,482,177	¥4,179,129	¥11,338,576	¥5,559,848	¥12,830,826	¥4,800,403

The table below discloses the fair value of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtains to reduce credit risk exposure.

	Millions of yen
	September 30		March 31
	2006	2007	2007
Trading Assets:
Foreign exchange forwards	¥81,078	¥76,506	¥51,274
FRA(1) and other OTC(2) forwards	14,261	40,676	39,716
Swap agreements	350,850	628,489	373,139
Securities options—purchased	129,029	190,433	156,979
Options other than securities options—purchased	185,801	225,401	208,529

Total	¥761,019	¥1,161,505	¥829,637

Trading Liabilities:
Foreign exchange forwards	¥49,953	¥47,489	¥28,698
FRA and other OTC forwards	13,513	33,238	32,986
Swap agreements	470,911	615,031	533,388
Securities options—written	232,671	301,456	268,393
Options other than securities options—written	138,910	215,376	153,632

Total	¥905,958	¥1,212,590	¥1,017,097

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.

4. Variable Interest Entities (VIEs):

In the normal course of business, Nomura securitizes various financial assets. In entering into or facilitating those securitization transactions, VIEs are often used. Nomura’s involvement with VIEs includes: structuring and/or establishing VIEs; transferring assets to VIEs; underwriting, distributing notes or certificates issued by VIEs; engaging in derivative transactions with VIEs; making markets in securities issued by VIEs; owning securities issued by VIEs. Nomura also uses VIEs to facilitate its equity derivative business. Nomura consolidates those VIEs for which Nomura is the primary beneficiary.

The following table shows the classification of the consolidated VIEs’ assets collateralized for the VIEs’ obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	September 30		March 31
	2006	2007	2007
Consolidated VIEs’ assets collateralized for the VIEs’ obligations
Securities inventory	¥243	¥630	¥288
Other	3	22	7

Total	¥246	¥652	¥295

Nomura also holds significant variable interests in VIEs, where Nomura is not a primary beneficiary, through making loans to and investing in equity and debt of the VIEs. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity which is associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings. Nomura also may have equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other low investment grade debt obligations. Nomura also provides guarantees and sells beneficial interests regarding leveraged and operating leases for aircraft using VIEs. Additionally, Nomura makes loans and invests in entities, which have been determined to be VIEs, in connection with acquiring operating businesses.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds the significant variable interests and maximum exposure to loss associated with these significant variable interests. Maximum exposure to loss means the amount recorded on Nomura’s consolidated balance sheet and does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen
	September 30		March 31
	2006	2007	2007
VIEs’ assets	¥1,469	¥4,700	¥2,028
Maximum exposure to loss	346	387	238

As permitted by FIN 46-R, Nomura has not applied its provisions to non-registered investment companies that account for their investments in accordance with the Audit Guide. FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide these entities with a permanent scope exception from the application of FIN 46-R upon adoption of the Investment Company SOP 07-1 if the requirements of SOP 07-1 are met. However, FASB decided to defer indefinitely the effective date of SOP 07-1, and so, Nomura suspends to evaluate which entities meet SOP 07-1’s requirements until FASB reach some consensus. The most significant of these entities are the investments managed and controlled by Terra Firma Investments (GP) Limited (collectively referred to as “Terra Firma investments”) which is independent of Nomura and the general partner of Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business. On March 27, 2002, Nomura restructured its Principal Finance Group and, as a result, contributed its investments in certain of its remaining investee companies to TFCP I. Nomura’s interest in these investments totals ¥174 billion, which is already recorded on the consolidated balance sheet at September 30, 2007. This amount represents Nomura’s maximum exposure to loss at that date. Depending on the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R for such entities will not materially change Nomura’s economic exposure with respect to these investments.

5. Other assets – Other / Other liabilities – Other:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	September 30		March 31
	2006	2007	2007
Other assets-Other:
Securities received as collateral	¥105,316	¥364,512	¥309,571
Goodwill and other intangible assets	13,575	171,303	177,481
Deferred tax assets	142,178	239,436	156,255
Investments in equity securities for other than operating purposes	23,339	25,679	44,658
Other	181,580	187,848	181,541

Total	465,988	988,778	869,506

Other liabilities:
Obligation to return securities received as collateral	¥105,316	¥364,512	¥309,571
Accrued income taxes	32,253	92,575	27,923
Other accrued expenses	259,800	306,500	344,274
Other	27,475	39,384	37,040
Minority interests	68,780	97,789	126,714

Total	493,624	900,760	845,522

6. Long-term borrowings:

Long-term borrowings of Nomura at September 30, 2006 and 2007 and March 31, 2007 are shown below:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Long-term borrowings:
Long-term loans from banks and other financial institutions	¥959,145	¥1,317,499	¥1,144,932
Bonds and notes issued(1)	2,910,016	3,616,947	3,381,502
Trading balances of secured borrowings	565,297	882,404	476,456

Total	¥4,434,458	¥5,816,850	¥5,002,890

(1)	Include hybrid financial instruments at fair value of ¥26,996 million at September 30, 2006, ¥79,353 million at September 30, 2007 and ¥20,545 million at March 31, 2007 based on SFAS 155.

Long-term borrowings consisted of the following:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Debt issued by the Company	¥849,637	¥1,278,209	¥1,084,873
Debt issued by subsidiaries – guaranteed by the Company	2,414,725	2,813,297	2,710,533
Debt issued by subsidiaries – not guaranteed by the Company(1)	1,170,096	1,725,344	1,207,484

Total	¥4,434,458	¥5,816,850	¥5,002,890

(1)	Includes trading balances of secured borrowings.

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings rather than sales and consolidated variable interest entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes issued by special purpose entities to investors. Such bonds and notes are secured by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets.

7. Assets pledged:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities and the portion that has been sold or repledged are as follows:

	Billions of yen
	September 30		March 31
	2006	2007	2007
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥19,039	¥16,387	¥24,672
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheets) or repledged	14,575	11,672	18,214

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Investments in and advances to affiliated companies on the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Trading assets:
Equity securities and convertible bonds	¥108,611	¥136,010	¥124,820
Government and government agency bonds	392,977	289,825	295,288
Bank and corporate debt securities	849,014	912,460	865,835
Mortgage and mortgage-backed securities	799,840	234,518	632,961
Beneficiary certificates and others	67,321	33,706	48,638

	¥2,217,763	¥1,606,519	¥1,967,542

Non-trading debt securities	¥78,538	¥98,380	¥86,032

Investments in and advances to affiliated companies	¥57,458	¥62,277	¥38,048

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Loans and receivables	¥48,705	¥87,382	¥50,473
Trading securities	1,633,587	2,141,091	1,423,113
Office buildings, land, equipment and facilities	14,556	35,693	13,504
Non-trading debt securities	59,038	69,273	77,257
Other	1,695	2,032	7,084

	¥1,757,581	¥2,335,471	¥1,571,431

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings and trading balances of secured borrowings, and derivative transactions. See Note 6 for further information regarding trading balances of secured borrowings.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Financial Instruments and Exchange Law. Nomura segregated bonds and equities of ¥367,542 million, ¥330,661 million, and ¥371,015 million at September 30, 2006 and 2007, and March 31, 2007, respectively. These are included in Trading assets and private equity investments – Securities inventory on the consolidated balance sheets or borrowed under securities lending and borrowing agreements.

8. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Basic—
Income from applicable to common stock	¥63,665	¥66,226	¥175,828

Weighted average number of shares outstanding	1,905,579,864	1,908,270,970	1,906,011,723

Net income	¥33.41	¥34.70	¥92.25

Diluted—
Net income applicable to common stock	¥63,663	¥66,223	¥175,819

Weighted average number of shares outstanding used in diluted EPS computations	1,910,111,666	1,914,362,429	1,911,093,963

Net income	¥33.33	¥34.59	¥92.00

The factor of dilution to income from applicable to common stock arises from options to purchase common shares issued by affiliates for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007, respectively, which caused the decrease in the Company’s equity in earnings of the affiliates. The factor of dilution to weighted average number of shares outstanding came from only options to purchase common shares issued stock option and stock unit for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007, respectively.

There were options to purchase 4,559,800 and 7,659,500 common shares at September 30, 2006 and 2007, and options to purchase 1,816,000 common shares at March 31, 2007, respectively, which were not included in the computation of diluted EPS because of an antidilutive effect.

9. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Japanese entities for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 are shown below:

The Japanese entities’ plans

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Service cost	¥4,446	¥4,729	¥8,857
Interest cost	2,365	2,464	4,729
Expected return on plan assets	(1,954)	(2,059)	(3,909)
Amortization, other	742	769	1,485

Net periodic pension and severance costs	¥5,599	¥5,903	¥11,162

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

10. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance, to recruit talented staff and to link a portion of compensation to the Company’s stock price, namely of “A-plan” and “B-plan”. The A-plan generally consists of stock option plans, and the B-plan consists of stock units plans.

Stock option plans (A-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several stock option plans for employees (directors, executive officers and certain employees). These stock options vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the grant date.

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s common stock. The expected dividend yield is based on the current dividend rate at the time of grant. The expected lives of options granted are determined based on historical experience. The risk-free interest rate—estimate is based on yen swap rate with a maturity equal to the expected lives of options. The weighted-average grant date fair value of options granted during the six months ended September 30, 2006 and 2007, and during the year ended March 31, 2007 were ¥485, ¥496 and ¥485 per share, respectively. The weighted-average assumptions used for the period are as follows:

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Expected volatility	36.48%	33.85%	36.48%
Expected dividends yield	1.58%	1.54%	1.58%
Expected lives (in years)	6.0	6.0	6.0
Risk-free interest rate	1.68%	1.65%	1.68%

Activity related to these stock option plans (A-plan) is set forth below:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding at March 31, 2006	7,167,000	1,620	4.7
Granted	1,832,000	2,210
Exercised	(1,425,000)	1,696
Repurchased	—	—
Forfeited	(47,000)	1,714
Expired	—	—

Outstanding at March 31, 2007	7,527,000	1,746	4.4
Granted	2,016,000	2,382
Exercised	(382,000)	1,611
Repurchased	—	—
Forfeited	(17,000)	1,953
Expired	—	—

Outstanding at September 30, 2007	9,144,000	¥1,886	4.6

The total intrinsic value of options exercised during the six months ended September 30, 2006 and 2007, and during the year ended March 31, 2007 were ¥465 million, ¥267 million and ¥1,087 million, respectively. The aggregate intrinsic value of options outstanding at September 30, 2007 was ¥1,779 million.

The following table details the distribution of the options at September 30, 2007:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥2,382	2,013,000	¥2,382	6.8	—	¥—
¥2,201	1,810,000	2,201	5.8	—	—
¥1,794	1,182,000	1,794	1.8	1,182,000	1,794
¥1,619	1,270,000	1,619	2.8	1,270,000	1,619
¥1,607	1,266,000	1,607	3.8	1,266,000	1,607
¥1,409	1,603,000	1,409	4.8	1,603,000	1,409

Total	9,144,000	¥1,886	4.6	5,321,000	¥1,592

At September 30, 2006 and 2007, and March 31, 2007, options exercisable were 4,763,000, 5,321,000 and 3,999,000, respectively.

Stock unit plans (B-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock unit plans for employees (directors, executive officers and certain employees). These stock unit vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. The exercise price is a nominal ¥1 per share. Activity related to these stock unit plans (B-plan) is set forth below:

	Outstanding (number of shares)	Weighted-average grant date fair value per share
Outstanding at March 31, 2006	3,812,000	1,453
Granted	4,065,600	2,415
Exercised	(780,000)	1,619
Repurchased	—	—
Forfeited	(629,100)	2,074
Expired	—	—

Outstanding at March 31, 2007	6,468,500	1,978
Granted	8,553,200	2,323
Exercised	(1,437,800)	1,392
Repurchased	—	—
Forfeited	(669,900)	2,354
Expired	—	—

Outstanding at September 30, 2007	12,914,000	2,252

As of September 30, 2007, there was ¥17,223 million of total unrecognized compensation cost related to stock unit plans. Such cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of shares vested during the six months ended September 30, 2006 and 2007, and during the year ended March 31, 2007 were ¥2,897 million, 5,421 million and 2,897 million, respectively.

Total stock-based compensation expense included in net income for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007 were ¥3,233 million, ¥6,228 million and ¥6,525 million, respectively. Total related tax benefit recognized in earnings for stock-based compensation expense for the six months ended September 30, 2006 and 2007, and during the year ended March 31, 2007 were ¥40 million, ¥421 million and ¥335 million, respectively.

Cash received from exercise of the stock-based compensation plans during the six months ended September 30, 2006 and 2007, and during the year ended March 31, 2007 were ¥1,112 million, ¥618 million and ¥2,418 million respectively, and tax benefit realized from exercise of the stock-based compensation plans was ¥nil million. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations.

Subsequent events

On October 19, 2007, the Company has issued stock acquisition rights of common stock pursuant to stock unit plans (B-plan) for foreign subsidiaries certain employees. Total number of stock acquisition rights to be issued is 2,166 for the acquisition of 216,600 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and are exercisable two years after the grant date, and expire seven years after the grant date.

11. Shareholders’ equity:

Numbers of shares outstanding—

Changes in shares of common stock outstanding for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 are shown below:

	Shares
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Number of shares outstanding at beginning of period	1,904,864,196	1,907,049,871	1,904,864,196
Common stock held in treasury:
Repurchases of common stock	(35,955)	(44,008)	(89,517)
Sale of common stock	6,504	4,985	9,412
Common stock issued to employees	1,257,000	1,819,800	2,172,000
Other net change in treasury stock	(23,788)	445	93,780

Shares outstanding at end of period	1,906,067,957	1,908,831,093	1,907,049,871

12. Business combinations:

Instinet Incorporated (“Instinet”)

On February 1, 2007, Nomura purchased a 100% stake in a global agency-broker, Instinet, a major provider of electronic trading services for institutional investors, from majority owner Silver Lake Partners and Instinet’s current management team to provide hedge funds, pension funds, and other institutional investors with even higher value-added trading technologies and order execution services by utilizing it’s more advanced execution technologies. The acquisition price was ¥148,405 million, which was paid in cash in February 2007.

The results of operations and cash flows associated with Instinet for two months from February 1 to March 31, 2007 are included in Nomura’s consolidated financial statements.

The condensed balance sheet of Instinet at February 1, 2007, is as follows:

Millions of yen
Assets:
Cash and cash deposits	¥64,104
Loans and receivables	40,409
Collateralized agreements	24,598
Office buildings, land, equipment and facilities	4,211
Intangible assets(1)	49,609
Others	3,708
Goodwill(2)	69,090

Total assets	¥255,729

Liabilities:
Short-term borrowings	¥4,130
Collateralized financing	21,385
Others	81,809

Total liabilities	107,324

Net assets	148,405
Acquisition cost	¥148,405

(1)	The breakdown of intangible assets is as followings.

Intangible assets subject to amortization, including customer relationships and technology related:

¥40,719 million, having a weighted-average amortization period of 15 years and a residual value of zero.

Intangible assets not subject to amortization: ¥8,890 million

(2)	Goodwill was recognized on balance sheet of Instinet by the application of Push-down accounting as of February 1, 2007, and is not deductible for tax purposes. Goodwill related to Instinet is included in Global Markets by operating segment.

Tsubaki Nakashima Co., Ltd. (“Tsubaki Nakashima”)

Nomura consolidates Tsubaki Nakashima as of March 31, 2007, reporting its result of operation with three months lag.

The condensed balance sheet of Tsubaki Nakashima at December 31, 2006, is as follows:

Millions of yen
Assets:
Cash and cash deposits	¥12,586
Loans and receivables	10,813
Office buildings, land, equipment and facilities	23,697
Intangible assets(1)	36,376
Others	37,629

Total assets	¥121,101

Liabilities:
Others	¥28,767

Total liabilities	28,767

Net assets	92,334
Minority interests	(2,575)

Nomura’s portion of net assets	89,759
Acquisition cost	101,572

Goodwill(2)	¥11,813

(1)	The breakdown of intangible assets is as followings.

Intangible assets subject to amortization, including technology related:

¥36,371 million, having a weighted-average amortization period of 20 years and a residual value of zero.

Intangible assets not subject to amortization: ¥5 million

(2)	Goodwill is not deductible for tax purposes.

The following summarized unaudited pro forma financial information assumes the acquisition of shares in Instinet and Tsubaki Nakashima during the year ended March 31, 2007 had occurred on April 1, 2005.

Millions of yen, except per share amounts
Year ended March 31
2007
Total revenue	¥2,143,927
Net income	¥182,003
Basic EPS	95.49
Diluted EPS	95.23

13. Credit and investment commitments, contingencies and guarantees:

Credit and investment commitments—

In connection with its banking/financing activities, Nomura provides to counterparties through subsidiaries, commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura committs to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Commitments to extend credit and to invest in partnerships	¥306,921	¥267,905	¥417,790

Lease—

Leases as lessee

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements.

Presented below is a schedule of future minimum lease payments under capital leases as of September 30, 2007:

Millions of yen
September 30, 2007
Year ending September 30,
2008	¥1,826
2009	1,509
2010	1,101
2011	874
2012	571
2013 and thereafter	743

Total minimum lease payments	6,624
Less: Amount representing interest	(1)

Present value of minimum lease payments	¥6,623

Office buildings, land, equipment and facilities on the consolidated balance sheet includes capital leases in the amount of ¥7,471 million at September 30, 2007.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of September 30, 2007:

Millions of yen
September 30, 2007
Year ending September 30,
2008	¥13,272
2009	10,973
2010	9,393
2011	8,420
2012	6,463
2013 and thereafter	19,086

Total minimum lease payments	67,607
Less: Sublease rental income	(21,021)

Net minimum lease payments	¥46,586

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Legal or Arbitration Proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements. The legal disputes include the actions described below.

In 1998, one of its European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On 16 June, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On 19 June, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. NPI and Nomura International plc (NIP) have been and continue to be involved in both bringing and defending a number of legal claims arising out of the above circumstances.

These legal claims had included two separate international arbitration proceedings, one commenced by and the other against the Czech Republic. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. On 30 November 2006, the Czech Republic entered into a settlement agreement with various Nomura parties, including Nomura Holdings Inc, NPI and NIP (the Nomura Parties) as a result of which both of the international arbitration proceedings were terminated. The precise terms of the settlement are confidential but will have no adverse effect on the Nomura Parties.

CSOB is pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. On 5 October 2006, CSOB’s case was dismissed with costs awarded in favour of the defendants. CSOB has appealed the decision. Nomura believes that the claim is wholly without merit and it shall continue vigorously to defend it.

WestLB issued two sets of High court proceedings in England against NIP (details of the claims were only made known to NIP in December 2006 and July 2007 respectively). These claims relate to Box Clever group (“Box Clever”) which was created by the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group in June 2000. The merger was financed by WestLB who provided a loan facility to Box Clever to purchase the relevant Thorn and Granada businesses. In June 2002, the cash flows from the rental business of Box Clever were securitized, with WestLB acting as the joint lead manager with a Canadian investment bank. In September 2003, Box Clever ran into financial difficulties and was placed into administrative receivership.

WestLB’s claims relate to NIP’s compilation and the provision and accuracy of information and projections regarding the financial strength of Thorn and the future performance of Box Clever in relation to the 2000 merger and 2002 securitisation. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million with other unquantified losses, being the loss WestLB claims to have suffered following the failure of the Box Clever group.

Nomura believes that the Claims are without merit and it shall vigorously defend them.

Guarantees—

FASB Interpretation No. 45 (“FIN 45”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees:

	Millions of yen
	September 30		March 31
	2006	2007	2007
Derivative contracts(1)	¥35,160,996	¥65,615,626	¥49,618,605
Standby letters of credit and other guarantees(2)	7,191	8,114	18,509

(1)	Carrying value of the derivative contracts were ¥924,082 million, ¥1,522,939 million and ¥972,547 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.
(2)	Carrying value of the standby letters of credit and other guarantees were ¥1,503 million, ¥1,185 million and ¥1,373 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.

14. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP as applicable to broker-dealers is included in net income, is excluded from segment information.

•

The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Merchant Banking. These investments are accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP. The impact of consolidating and deconsolidating these investments is not included in the segment information but is described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2006
Non-interest revenue	¥197,495	¥101,350	¥47,530	¥62,141	¥39,939	¥(9,228)	¥439,227
Net interest revenue	2,632	16,024	966	(5,477)	1,551	10,576	26,272

Net revenue	200,127	117,374	48,496	56,664	41,490	1,348	465,499
Non-interest expenses	129,417	106,648	26,653	5,384	25,200	20,056	313,358

Income (loss) before income taxes	¥70,710	¥10,726	¥21,843	¥51,280	¥16,290	¥(18,708)	¥152,141

Six months ended September 30, 2007
Non-interest revenue	¥221,852	¥160,190	¥46,245	¥57,475	¥47,854	¥24,657	¥558,273
Net interest revenue	3,248	(34,518)	1,307	(5,610)	2,239	27,759	(5,575)

Net revenue	225,100	125,672	47,552	51,865	50,093	52,416	552,698
Non-interest expenses	142,339	167,319	30,736	6,337	30,213	55,206	432,150

Income (loss) before income taxes	¥82,761	¥(41,647)	¥16,816	¥45,528	¥19,880	¥(2,790)	¥120,548

Year ended March 31, 2007
Non-interest revenue	¥434,701	¥285,088	¥97,427	¥77,325	¥87,241	¥52,298	¥1,034,080
Net interest revenue	5,417	4,940	1,760	(12,356)	2,865	21,040	23,666

Net revenue	440,118	290,028	99,187	64,969	90,106	73,338	1,057,746
Non-interest expenses	279,253	231,222	54,783	12,153	53,649	49,397	680,457

Income (loss) before income taxes	¥160,865	¥58,806	¥44,404	¥52,816	¥36,457	¥23,941	¥377,289

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Net (loss) on trading related to economic hedging transactions	¥(25,418)	¥(11,617)	¥(38,383)
Realized gain on investments in equity securities held for relationship purpose	4,898	1,326	18,129
Equity in earnings of affiliates	9,445	7,684	53,169
Corporate items	(3,456)	(21,939)	(11,111)
Others	(4,177)	21,756	2,137

Total	¥(18,708)	¥(2,790)	¥(23,941)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income from continuing operations before income taxes in the consolidated income statements.

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Net revenue	¥465,499	¥552,698	¥1,057,746
Unrealized gain (loss) on investments in equity securities held for operating purpose	(25,451)	(26,082)	(38,232)
Effect of consolidation/deconsolidation of the private equity investee companies	16,864	74,321	71,587

Consolidated net revenue	¥456,912	¥600,937	¥1,091,101

Non-interest expenses	¥313,358	¥432,150	¥680,457
Unrealized gain (loss) on investments in equity securities held for operating purpose	—	—	—
Effect of consolidation/deconsolidation of the private equity investee companies	37,063	72,413	88,886

Consolidated non-interest expenses	¥350,421	¥504,563	¥769,343

Income before income taxes	¥152,141	¥120,548	¥377,289
Unrealized gain (loss) on investments in equity securities held for operating purpose	(25,451)	(26,082)	(38,232)
Effect of consolidation/deconsolidation of the private equity investee companies	(20,199)	1,908	(17,299)

Consolidated income from continuing operations before income taxes	¥106,491	¥96,374	¥321,758

Geographic information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen
	Six months ended September 30		Year ended March 31
	2006	2007	2007
Net revenue:
Americas	¥57,275	¥(791)	¥99,476
Europe	54,941	120,124	96,507
Asia and Oceania	7,867	22,774	24,906

Sub-total	120,083	142,107	220,889
Japan	336,829	458,830	870,212

Consolidated	¥456,912	¥600,937	¥1,091,101

Income (loss) before income taxes:
Americas	¥1,525	¥(120,177)	¥(38,876)
Europe	14,448	62,244	17,042
Asia and Oceania	(642)	7,574	2,922

Sub-total	15,331	(50,359)	(18,912)
Japan	91,160	146,733	340,670

Consolidated	¥106,491	¥96,374	¥321,758

	Millions of yen
	September 30		March 31
	2006	2007	2007
Long-lived assets:
Americas	¥11,577	¥122,076	¥134,200
Europe	60,599	68,334	66,586
Asia and Oceania	6,390	14,023	7,962

Sub-total	78,566	204,433	208,748
Japan	291,207	419,336	394,838

Consolidated	¥369,773	¥623,769	¥603,586

There is no revenue derived from transactions with a single major external customer for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007.

15. Subsequent events:

None.

(2) Other

We are involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to our business or not material to us. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of our operations including the actions described below.

In 1998, one of its European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On 16 June, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On 19 June, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. NPI and Nomura International plc (NIP) have been and continue to be involved in both bringing and defending a number of legal claims arising out of the above circumstances.

These legal claims had included two separate international arbitration proceedings, one commenced by and the other against the Czech Republic. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. On 30 November 2006, the Czech Republic entered into a settlement agreement with various Nomura parties, including Nomura Holdings Inc, NPI and NIP (the Nomura Parties) as a result of which both of the international arbitration proceedings were terminated. The precise terms of the settlement are confidential but will have no adverse effect on the Nomura Parties.

CSOB is pursuing a legal action before the Czech courts seeking damages of up to $629 million against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. On 5 October 2006, CSOB’s case was dismissed with costs awarded in favour of the defendants. CSOB has appealed the decision. Nomura believes that the claim is wholly without merit and it shall continue vigorously to defend it.

WestLB issued two sets of High court proceedings in England against NIP (details of the claims were only made known to NIP in December 2006 and July 2007 respectively). These claims relate to Box Clever group (“Box Clever”) which was created by the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group in June 2000. The merger was financed by WestLB who provided a loan facility to Box Clever to purchase the relevant Thorn and Granada businesses. In June 2002, the cash flows from the rental business of Box Clever were securitized, with WestLB acting as the joint lead manager with a Canadian investment bank. In September 2003, Box Clever ran into financial difficulties and was placed into administrative receivership.

WestLB’s claims relate to NIP’s compilation and the provision and accuracy of information and projections regarding the financial strength of Thorn and the future performance of Box Clever in relation to the 2000 merger and 2002 securitisation. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million with other unquantified losses, being the loss WestLB claims to have suffered following the failure of the Box Clever group.

Nomura believes that the Claims are without merit and it shall vigorously defend them.

2. Nonconsolidated Financial Statements and Other

(1) Nonconsolidated Financial Statements

1) Nonconsolidated Balance Sheets

		September 30, 2006		September 30, 2007		March 31, 2007
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
(ASSETS)
Current Assets
Cash and time deposits		14,112		598		15,648
Certificate deposits		—		15,800		—
Money held in trust		44,289		71,333		55,371
Short-term loans receivable		1,872,262		2,292,979		2,055,790
Deferred tax assets		5,229		920		1,677
Other current assets		51,929		84,356		121,455
Allowance for doubtful accounts		(4)		(7)		(8)

Total Current Assets		1,987,818	49.4	2,465,980	53.9	2,249,934	50.7

Fixed Assets
Tangible fixed assets	*1	47,572		54,426		54,163
Intangible assets		95,674		129,619		120,035
Investments and others		1,890,640		1,922,186		2,013,907
Investment securities	*2	223,943		192,840		218,367
Investments in subsidiaries and affiliates (at cost)	*2	1,191,162		1,298,946		1,325,346
Other securities of subsidiaries and affiliates		12,485		19,151		16,426
Long-term loans receivable from subsidiaries and affiliates		344,548		203,200		317,400
Long-term guarantee deposits		54,904		54,920		53,650
Deferred tax assets		47,943		138,190		68,288
Other investments		15,688		14,971		14,463
Allowance for doubtful accounts		(32)		(32)		(32)

Total Fixed Assets		2,033,886	50.6	2,106,231	46.1	2,188,105	49.3

TOTAL ASSETS		4,021,704	100.0	4,572,212	100.0	4,438,039	100.0

		September 30, 2006		September 30, 2007		March 31, 2007
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
(LIABILITIES)
Current Liabilities
Short-term borrowings		1,684,000		1,640,500		1,873,500
Bond with maturity of less than one year		—		50,000		—
Collaterals received		83,238		77,948		92,920
Accrued income taxes		208		12,905		171
Other current liabilities		17,061		23,485		30,165

Total Current Liabilities		1,784,506	44.4	1,804,839	39.5	1,996,756	45.0

Long-term Liabilities
Bonds payable		180,000		289,942		279,962
Long-term borrowings		516,000		928,000		683,000
Other long-term liabilities		2,551		4,204		2,993

Total Long-term Liabilities		698,551	17.3	1,222,146	26.7	965,955	21.8

TOTAL LIABILITIES		2,483,057	61.7	3,026,985	66.2	2,962,711	66.8

		September 30, 2006		September 30, 2007		March 31, 2007
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
(NET ASSETS)
Shareholders’ equity
Common stock		182,800	4.6	182,800	4.0	182,800	4.1
Capital reserves
Additional paid-in capital		112,504		112,504		112,504
Other capital reserves		1,381		—		1,458

Total Capital reserves		113,885	2.9	112,504	2.5	113,962	2.6

Earned surplus
Earned surplus reserve		81,858		81,858		81,858
Other Earned surplus
Reserve for specified fixed assets		26		17		19
General reserve		994,000		994,000		994,000
Earned surplus carried forward		174,985		193,911		112,981

Total Earned surplus		1,250,869	31.1	1,269,786	27.8	1,188,858	26.8

Treasury stock		(78,830)	(2.0)	(75,361)	(1.7)	(77,717)	(1.8)

Total shareholders’ equity		1,468,724	36.6	1,489,729	32.6	1,407,903	31.7

Valuation and translation adjustments
Net unrealized gain on investments		69,991		50,638		67,013
Deferred gains or loss on hedges		(531)		(719)		(812)

Total Valuation and translation adjustments		69,460	1.7	49,919	1.1	66,201	1.5

Subscription rights to shares		463	0.0	5,579	0.1	1,224	0.0

TOTAL NET ASSETS		1,538,647	38.3	1,545,227	33.8	1,475,328	33.2

TOTAL LIABILITIES AND NET ASSETS		4,021,704	100.0	4,572,212	100.0	4,438,039	100.0

2) Nonconsolidated Income Statements

		Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Operating revenue
Property and equipment fee revenue	*1	38,433		46,711		86,963
Rent revenue	*2	17,412		18,522		37,005
Royalty on trademark	*3	9,599		11,269		21,162
Dividend from subsidiaries and affiliates		178,272		228,386		178,342
Others	*4	6,779		13,684		17,414

Total operating revenue		250,495	100.0	318,572	100.0	340,886	100.0
Operating expenses
Compensation and benefits		1,303		7,117		4,656
Rental and maintenance		19,890		20,968		44,880
Data processing and office supplies		13,513		16,221		31,022
Depreciation and amortization	*5	16,964		21,280		36,164
Others		3,152		4,331		6,722
Interest expenses		4,289		11,693		12,083

Total operating expenses		59,110	23.6	81,609	25.6	135,528	39.8

Operating income		191,385	76.4	236,963	74.4	205,358	60.2

Non-operating income		1,651	0.7	2,603	0.8	3,616	1.1
Non-operating expenses		369	0.1	917	0.3	1,753	0.5

Ordinary income		192,667	77.0	238,649	74.9	207,221	60.8

		Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Special profits
Gain on sales of investment securities		6,083		4,182		16,327
Reversal of allowance for doubtful accounts		1		—		—

Total special profits		6,084	2.4	4,182	1.3	16,327	4.8
Special losses
Loss on sales of investment securities		5		730		83
Loss on devaluation of investment securities		1,187		590		1,226
Loss on devaluation of investments in subsidiaries and affiliates		—		156,814		62,805
Loss on retirement of fixed assets		1,226		1,523		3,322

Total special losses		2,417	1.0	159,658	50.1	67,436	19.8

Income before income taxes		196,334	78.4	83,174	26.1	156,112	45.8

Income taxes - current		6,701	2.7	5,310	1.7	12,501	3.7

Income taxes - deferred		(94)	(0.0)	(57,831)	(18.2)	(14,623)	(4.3)

Net Income		189,727	75.7	135,694	42.6	158,235	46.4

3) Nonconsolidated Statements of Changes in Shareholders’ Equity

(Six months ended September 30, 2006)

(Millions of yen)

	Shareholders’ equity
	Common stock	Capital reserve
		Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2006	182,800	112,504	2,014	114,518
Change in the term
Cash dividends
Reversal of reserve for specified fixed assets
Reversal of general reserve
Net income
Purchase of treasury stock
Disposal of treasury stock			(633)	(633)
Other-net

Total change in the term	—	—	(633)	(633)

Balance at September 30, 2006	182,800	112,504	1,381	113,885

	Shareholders’ equity
	Earned surplus					Treasury stock	Total Shareholders’ equity
	Earned surplus reserve	Other Earned surplus			Total Earned surplus
		Reserve for specified fixed assets	General reserve	Earned surplus carried forward
Balance at March 31, 2006	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888
Change in the term
Cash dividends	—			(83,876)	(83,876)		(83,876)
Reversal of reserve for specified fixed assets		(4)		4	—		—
Reversal of general reserve			(26,000)	26,000	—		—
Net income				189,727	189,727		189,727
Purchase of treasury stock						(81)	(81)
Disposal of treasury stock						1,700	1,066
Other-net

Total change in the term	—	(4)	(26,000)	131,854	105,851	1,618	106,836

Balance at September 30, 2006	81,858	26	994,000	174,985	1,250,869	(78,830)	1,468,724

	Valuation and translation adjustments			Subscription rights to shares	Total net assets
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments
Balance at March 31, 2006	84,761	—	84,761	—	1,446,649
Change in the term
Cash dividends					(83,876)
Reversal of reserve for specified fixed assets					—
Reversal of general reserve					—
Net income					189,727
Purchase of treasury stock					(81)
Disposal of treasury stock					1,066
Other-net	(14,769)	(531)	(15,301)	463	(14,838)

Total change in the term	(14,769)	(531)	(15,301)	463	91,998

Balance at September 30, 2006	69,991	(531)	69,460	463	1,538,647

(Six months ended September 30, 2007)

(Millions of yen)

	Shareholders’ equity
	Common stock	Capital reserve
		Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2007	182,800	112,504	1,458	113,962
Change in the term
Cash dividends
Reversal of reserve for specified fixed assets
Net income
Purchase of treasury stock
Disposal of treasury stock			(1,458)	(1,458)
Other-net

Total change in the term	—	—	(1,458)	(1,458)

Balance at September 30, 2007	182,800	112,504	—	112,504

	Shareholders’ equity
	Earned surplus					Treasury stock	Total Shareholders’ equity
	Earned surplus reserve	Other Earned surplus			Total Earned surplus
		Reserve for specified fixed assets	General reserve	Earned surplus carried forward
Balance at March 31, 2007	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903
Change in the term
Cash dividends	—			(54,395)	(54,395)		(54,395)
Reversal of reserve for specified fixed assets		(1)		1	—		—
Net income				135,694	135,694		135,694
Purchase of treasury stock						(102)	(102)
Disposal of treasury stock				(371)	(371)	2,457	628
Other-net

Total change in the term	—	(1)	—	80,930	80,928	2,355	81,826

Balance at September 30, 2007	81,858	17	994,000	193,911	1,269,786	(75,361)	1,489,729

	Valuation and translation adjustments			Subscription rights to shares	Total net assets
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments
Balance at March 31, 2007	67,013	(812)	66,201	1,224	1,475,328
Change in the term
Cash dividends					(54,395)
Reversal of reserve for specified fixed assets					—
Net income					135,694
Purchase of treasury stock					(102)
Disposal of treasury stock					628
Other-net	(16,375)	93	(16,282)	4,355	(11,927)

Total change in the term	(16,375)	93	(16,282)	4,355	69,899

Balance at September 30, 2007	50,638	(719)	49,919	5,579	1,545,227

(Year ended March 31, 2007 )

(Millions of yen)

	Shareholders’ equity
	Common stock	Capital reserve
		Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2006	182,800	112,504	2,014	114,518
Change in the term
Cash dividends(*)
Cash dividends
Reversal of reserve for specified fixed assets(*)
Reversal of reserve for specified fixed assets
Reversal of general reserve(*)
Net income
Purchase of treasury stock
Disposal of treasury stock			(556)	(556)
Other-net

Total change in the term	—	—	(556)	(556)

Balance at March 31, 2007	182,800	112,504	1,458	113,962

	Shareholders’ equity
	Earned surplus					Treasury stock	Total Shareholders’ equity
	Earned surplus reserve	Other Earned surplus			Total Earned surplus
		Reserve for specified fixed assets	General reserve	Earned surplus carried forward
Balance at March 31, 2006	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888
Change in the term
Cash dividends(*)	—			(68,620)	(68,620)		(68,620)
Cash dividends	—			(45,775)	(45,775)		(45,775)
Reversal of reserve for specified fixed assets(*)		(4)		4	—		—
Reversal of reserve for specified fixed assets		(7)		7	—		—
Reversal of general reserve(*)			(26,000)	26,000	—		—
Net income				158,235	158,235		158,235
Purchase of treasury stock						(204)	(204)
Disposal of treasury stock						2,935	2,379
Other-net

Total change in the term	—	(11)	(26,000)	69,851	43,840	2,731	46,015

Balance at March 31, 2007	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903

	Valuation and translation adjustments			Subscription rights to shares	Total net assets
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments
Balance at March 31, 2006	84,761	—	84,761	—	1,446,649
Change in the term
Cash dividends(*)					(68,620)
Cash dividends					(45,775)
Reversal of reserve for specified fixed assets(*)					—
Reversal of reserve for specified fixed assets					—
Reversal of general reserve(*)					—
Net income					158,235
Purchase of treasury stock					(204)
Disposal of treasury stock					2,379
Other-net	(17,748)	(812)	(18,560)	1,224	(17,336)

Total change in the term	(17,748)	(812)	(18,560)	1,224	28,679

Balance at March 31, 2007	67,013	(812)	66,201	1,224	1,475,328

*    Items approved in the Board of Directors held on May 2006.

[Significant Accounting Policies]

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007

1.      Basis and Methods of Valuation for Financial Instruments

(1)    Other securities

a.      Securities with market value

Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net Assets” on the balance sheet.

	1. Basis and Methods of Valuation for Financial Instruments (1) Other securities a. Securities with market value (Same as left)	1. Basis and Methods of Valuation for Financial Instruments (1) Other securities a. Securities with market value (Same as left)

b.      Securities with no market value

Recorded at cost using the moving average method or amortized cost.

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

b.      Securities with no market value

Recorded at cost using the moving average method or amortized cost.

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of Financial Instruments and Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

b.      Securities with no market value

Recorded at cost using the moving average method or amortized cost.

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates Recorded at cost using the moving average method.	(2) Stocks of subsidiaries and affiliates (Same as left)	(2) Stocks of subsidiaries and affiliates (Same as left)

2. Money held in trust Accounted for at fair value based on the mark-to-market method.	2. Money held in trust (Same as left)	2. Money held in trust (Same as left)

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007

3.      Depreciation and Amortization

(1)    Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining-balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

	3. Depreciation and Amortization (1) Depreciation of tangible fixed assets (Same as left)	3. Depreciation and Amortization (1) Depreciation of tangible fixed assets (Same as left)

The estimated useful lives are generally as follows: Buildings 15 – 50 years Furniture & fixtures 3 – 10 years	(Same as left)	(Same as left)

(Change in Accounting)

Due to the revision of the Japanese Corporation Tax Law, the method of depreciation of tangible fixed assets acquired after March 31 , 2007 are changed to the declining-balance method of the revised Japanese Corporation Tax Law.

As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 72 million yen.

(Additional information)

Along with the revision of the Japanese Corporation Tax Law in 2007, the remaining 5 % of the asset value of tangible fixed assets acquired before April 1, 2007 which have been depreciated to 95% of the acquisition price by the previous business year would be depreciated to the nominal value of 1 yen in equal annual installments over 5 years, and this amount is included in “Depreciation and amortization.”

As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 174 million yen.

(2)    Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

The useful lives of software are based on those determined internally.

	(2) Amortization of intangible assets (Same as left)	(2) Amortization of intangible assets (Same as left)

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007

4.      Provisions

(1)    Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

	4. Provisions (1) Allowance for doubtful accounts (Same as left)	4. Provisions (1) Allowance for doubtful accounts (Same as left)

(2) Accrued bonuses To prepare for payments of bonuses to employees, the estimated amount is recorded in accordance with the prescribed calculation method.	(2) Accrued bonuses (Same as left)	(2) Accrued bonuses (Same as left)

5.      Translation of Balance Sheet Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

	5. Translation of Balance Sheet Accounts Denominated in Foreign Currencies (Same as left)	5. Translation of Balance Sheet Accounts Denominated in Foreign Currencies (Same as left)

6.      Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are accounted for primarily as ordinary rental transactions.

	6. Leasing Transactions (Same as left)	6. Leasing Transactions (Same as left)

7.      Hedging Activities

(1)    Hedge accounting

Mark-to-market gains and losses on hedging instruments are deferred until the gains or losses on the underlying hedged items are realized. Certain eligible foreign-currency denominated monetary items are translated at forward exchange rates and the difference is amortized over the remaining period.

	7. Hedging Activities (1) Hedge accounting (Same as left)	7. Hedging Activities (1) Hedge accounting (Same as left)

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007

(2)    Hedging instruments and hedged items

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

(2)    Hedging instruments and hedged items

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds, borrowings, and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

(2)    Hedging instruments and hedged items

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

(3) Hedging policy As a general rule, the interest rate risk on bonds and foreign currency risk on loans are fully hedged until maturity.	(3) Hedging policy As a general rule, the interest rate risk on bonds and borrowings, and foreign currency risk on loans are fully hedged until maturity.	(3) Hedging policy As a general rule, the interest rate risk on bonds and foreign currency risk on loans are fully hedged until maturity.

(4) Valuating the validity of hedging instruments The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(4) Valuating the validity of hedging instruments (Same as left)	(4) Valuating the validity of hedging instruments (Same as left)

8. Other Important Items as Basis of Financial Information	8. Other Important Items as Basis of Financial Information	8. Other Important Items as Basis of Financial Information

(1) Accounting for Consumption Taxes Consumption taxes are accounted for based on the tax exclusion method.	(1) Accounting for Consumption Taxes (Same as left)	(1) Accounting for Consumption Taxes (Same as left)

(2) Application of Consolidated Tax Return System The Company applies consolidated tax return system.	(2) Application of Consolidated Tax Return System (Same as left)	(2) Application of Consolidated Tax Return System (Same as left)

[Change in Accounting Principle]

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007

(Accounting Standard for presentation of net assets in the balance sheet)

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board Statement No.5)” and the “Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standard Implementation Guide No.8)” both issued by the Accounting Standards Board of Japan on December 9, 2005.

The adoption of these accounting standards did not have any impact on accompanying Nonconsolidated Statements of Income.

The amount corresponding to the conventional “Shareholders’ Equity” in the balance sheet is 1,538,715 million yen.

“Net Assets” in the Balance Sheet for the interim accounting period is presented according to the revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements”.

(Accounting Standards for presentation of Net Assets in the Balance Sheet)

From the year ended March 31,2007, the Company has adopted the “Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board Statement No. 5)” and “Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Financial Accounting Standard Implementation Guide No. 8)” both issued by the Accounting Standards Board of Japan on December 9, 2005.

This adoption had no effect on the statement of income for the year ended March 31, 2007.

The amount corresponding to the previous “Shareholders’ Equity” is 1,474,916 million yen.

“Net Assets” in the Balance Sheet for the accounting period is presented according to the revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements”.

(Accounting standard for Share –based Payment)

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting standard for Share-based Payment (Accounting Standard Board Statement No.8)” issued by the Accounting Standard Board of Japan on December 27, 2005, and the “Implementation Guidance for Accounting Standard for Share-based Payment (Financial Accounting Standard Implementation Guidance No.11)” issued by the Accounting Standards Board of Japan on May 31, 2006.

As a result of the adoption, “Operating income”, “Ordinary income” and “Income before income taxes” are decreased by 463 million yen.

(Accounting Standards for Share –based Payment)

From the year ended March 31,2007, the Company adopted the “Accounting Standards for Share-based Payment.” (Accounting Standard Board Statement No. 8)”, issued by the Accounting Standard Board of Japan on December 27, 2005, and the “Implementation Guidance for Accounting Standard for Share-based Payment (Financial Accounting Standard Implementation Guidance No. 11)” issued by the Accounting Standards Board of Japan on May 31, 2006.

As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 1,224 million yen.

	(Accounting related to corporate bonds)	(Accounting related to corporate bonds)

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	In accounting for cases in which there is a difference between the issue price of bonds and the bond value, previously the difference in the issue price was recognized in full as expense at the time of issue, but, in accordance with the revised “Accounting Standard for Financial Instruments” (Accounting Standards Board of Japan, August 11, 2006, ASBJ Statement No. 10), the Company has shifted to the method of recognizing on the balance sheet an amount calculated based on amortization of the bonds. The related effect on the statement of income for the year ended March 31,2007, is not significant.	(Same as left)

[Change in Representation]

Six months ended September 30, 2006	Six months ended September 30, 2007

(Current Assets)

“Certificate deposits “included in “Cash and time deposits” as of September 30, 2006, is separately specified as of September 30 2007, along with amendment to “ Practical Guideline on Accounting Standard for Financial Instruments” (Accounting Committee Report No.14, July 4, 2007).

“Certificate deposits” included in “Cash and time deposit” as of September 30, 2006 is 13,900 million yen.

[Notes to the Nonconsolidated Financial Statements]

(Balance Sheet)

September 30, 2006	September 30, 2007	March 31, 2007
*1. Accumulated depreciation on tangible fixed assets: 73,752mil. Yen	*1. Accumulated depreciation on tangible fixed assets: 75,218mil. Yen	*1. Accumulated depreciation on tangible fixed assets: 72,749 mil. Yen

*2. Securities deposited The Company loaned investment securities and investments in affiliates of 37,127mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.	*2. Securities deposited The Company loaned investment securities and investments in affiliates of 37,914mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.	*2. Securities deposited The Company loaned investment securities and investments in affiliates of 37,029 mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.

3. Financial guarantee (Note 1) Principal and interest of ¥258,200 million bonds issued by Nomura Securities, Co., Ltd. ¥258,200 million	3. Financial guarantee (Note 1) Principal and interest of ¥258,200 million bonds issued by Nomura Securities, Co., Ltd. ¥258,200 million	3. Financial guarantee (Note 1) Principal and interest of ¥258,200 million bonds issued by Nomura Securities, Co., Ltd. ¥258,200 million

Commercial paper with face value of US$868,125 thousand issued by Nomura Holding America Inc ¥102,352 million	Commercial paper with face value of US$151,000 thousand issued by Nomura Holding America Inc ¥17,430 million	Commercial paper with face value of US$1,461,375 thousand issued by Nomura Holding America Inc ¥172,515 million

Commercial Paper with face value of US$332,000 thousand issued by Nomura International plc and swap transactions worth US$448,062 thousand executed by Nomura International plc ¥91,969 million (Note) 2

Commercial Paper with face value of ¥5,500 million, US$443,250 thousand, €230,000 thousand, £10,000 thousand issued by Nomura International plc and derivative transactions worth US$493,982 thousand executed by Nomura International plc

¥153,604 million (Note) 2

Commercial Paper with face value of US$564,300 thousand ,and €452,500 thousand issued by Nomura International plc and derivative transactions worth US$359,710 thousand executed by Nomura International plc

¥180,271 million (Note) 2

Principal and coupons of medium- term notes issued by Nomura Global Funding plc with face value of US$158,000 thousand, and ¥60,950 million. ¥79,578 million (Note) 2	Principal and coupons of medium- term notes issued by Nomura Global Funding plc with face value of ¥1,400 million. ¥1,400 million (Note) 2	Principal and coupons of medium- term notes issued by Nomura Global Funding plc with face value of US$158,000 thousand, and ¥1,400 million. ¥20,052 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$2,214,700 thousand, €1,093,500 thousand, AU$165,700 thousand, and ¥1,809,900 million.

¥2,249,377 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$3,295,200 thousand, €2,999,500 thousand, AU$166,200 thousand, and ¥2,107,200 million.

¥2,994,517 million (Note) 2

Principal and coupons of medium- term notes issued by Nomura Europe Finance N.V. with face value of US$3,272,700 thousand, €2,498,500 thousand, AU$131,200 thousand, and ¥2,033,950 million.

¥2,825,892 million (Note) 2

Swap transactions worth US$332,631 thousand executed by Nomura Global Financial Products Inc. ¥39,217 million (Note) 2	Swap transactions worth US$351,810 thousand executed by Nomura Global Financial Products Inc. ¥40,609 million (Note) 2	Swap transactions worth US$251,323 thousand executed by Nomura Global Financial Products Inc. ¥29,669 million (Note) 2

September 30, 2006	September 30, 2007	March 31, 2007
Principal and coupons of medium-term notes issued by Nomura Bank International plc with face value of ¥1,400 million. ¥1,400 million

(Notes)	1. In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.	(Same as left)	(Same as left)

2. Includes co-guarantee with Nomura Securities Co., Ltd.

4.      Commitments

The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd.

Total commitment available

¥750,000 million

Less amount utilized

¥250,000 million

Balance available

4.      Commitments

The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd.

Total commitment available

¥750,000 million

Less amount utilized

¥250,000 million

Balance available

¥500,000 million	¥500,000 million

(Income Statement)

Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007
*1.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.	*1.	(Same as left)	*1.	(Same as left)

*2.	“Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.	*2.	(Same as left)	*2.	(Same as left)

*3.	“Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.	*3.	(Same as left)	*3.	(Same as left)

*4.	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.	*4.	(Same as left)	*4.	(Same as left)

*5.	Breakdown of “Depreciation and amortization”	*5.	Breakdown of “Depreciation and amortization”	*5.	Breakdown of “Depreciation and amortization”

(millions of yen)		(millions of yen)		(millions of yen)
Tangible fixed assets	3,383	Tangible fixed assets	4,195	Tangible fixed assets	7,706
Intangible assets	13,460	Intangible assets	16,973	Intangible assets	28,227
Investments and others	120	Investments and others	112	Investments and others	231

Total	16,964	Total	21,280	Total	36,164

(Statements of Shareholders’ Equity)

Six months ended September 30, 2006

Type and number of share of treasury stock

Type of stock	Outstanding shares at the end of March 31, 2006	Number of shares increased	Number of shares decreased	Outstanding shares at the end of September 30, 2006
Ordinary Shares	59,822,266	35,955	1,263,504	58,594,717

Note:    The breakdown of increase/decrease of treasury stock (by reason) is as follows:

(number of shares)
Increase due to sale of treasury stock less than one unit.	35,955
Decrease due to exercise of Subscription rights to shares	1,257,000
Decrease due to repurchase of treasury stock less than one unit	6,504

Six months ended September 30, 2007

Type and number of share of treasury stock

Type of stock	Outstanding shares at the end of March 31, 2007	Number of shares increased	Number of shares decreased	Outstanding shares at the end of September 30, 2007
Ordinary Shares	57,730,371	44,008	1,824,785	55,949,594

Note:    The breakdown of increase/decrease of treasury stock (by reason) is as follows:

(number of shares)
Increase due to sale of treasury stock less than one unit.	44,008
Decrease due to exercise of Subscription rights to shares	1,819,800
Decrease due to repurchase of treasury stock less than one unit	4,985

Year ended March 31, 2007

Type and number of share of treasury stock

Type of stock	Outstanding shares at the end of March 31, 2006	Number of shares increased	Number of shares decreased	Outstanding shares at the end of March 31, 2007
Ordinary Shares	59,822,266	89,517	2,181,412	57,730,371

Note:    The breakdown of increase/decrease of treasury stock (by reason) is as follows:

(number of shares)
Increase due to sale of treasury stock less than one unit.	89,517
Decrease due to exercise of Subscription rights to shares	2,172,000
Decrease due to repurchase of treasury stock less than one unit	9,412

(Leasing Transactions)

Six months ended September 30, 2006			Six months ended September 30, 2007			Year ended March 31, 2007
1.	Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are as follows:		1.	Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are as follows:		1.	Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are as follows:

(1)	Equivalents to acquisition cost of the leased property, accumulated depreciation and balance at the end of the period (see Note below)		(1)	Equivalents to acquisition cost of the leased property, accumulated depreciation and balance at the end of the period (see Note below)		(1)	Equivalents to acquisition cost of the leased property, accumulated depreciation and balance at the end of the year (see Note below)

	Furniture and fixtures (millions of yen)			Furniture and fixtures (millions of yen)			Furniture and fixtures (millions of yen)
	Acquisition cost	1,156		Acquisition cost	884		Acquisition cost	1,023
	Accumulated depreciation	863		Accumulated depreciation	812		Accumulated depreciation	828

	Balance at the end of the period	294		Balance at the end of the period	73		Balance at the end of the year	195

(2)	Equivalent to closing balance of the obligation under financing leases (see Note below)		(2)	Equivalent to closing balance of the obligation under financing leases (see Note below)		(2)	Equivalent to closing balance of the obligation under financing leases (see Note below)

	(millions of yen)			(millions of yen)			(millions of yen)
	One year or less	252		One year or less	59		One year or less	173
	More than one year	42		More than one year	14		More than one year	23

	Total	294		Total	73		Total	195

(3)	Lease payments and depreciation-expense equivalent		(3)	Lease payments and depreciation-expense equivalent		(3)	Lease payments and depreciation-expense equivalent

	(millions of yen)			(millions of yen)			(millions of yen)
	Lease payments	146		Lease payments	122		Lease payments	298
	Depreciation-expense equivalent	146		Depreciation-expense equivalent	122		Depreciation-expense equivalent	298

(4)	The method of calculating the depreciation-expense equivalent The depreciation-expense equivalent is calculated with the straight-line method, the useful life being the lease term and no (zero) salvage value.		(4)	The method of calculating the depreciation-expense equivalent (Same as left)		(4)	The method of calculating the depreciation-expense equivalent (Same as left)
			2.	Operating Lease transactions Equivalent to closing balance of the obligation under operating leases

				(millions of yen)
				One year or less	2
				More than one year	9

				Total	11

Six months ended September 30, 2006		Six months ended September 30, 2007	Year ended March 31, 2007
(Note)	The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Article 5-3 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Financial Statements” which refers to regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the period-end balance of tangible fixed assets was low.	(Same as left)	(Note)	The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.

(Impairment loss) Information is omitted because there was no impairment loss allocated to the leased properties.

(Securities Held)

(1) Bonds held to maturity

None.

(2) Stocks of subsidiaries and affiliates with market value

	September 30, 2006
	Book Value (Millions of yen)	Market Value (Millions of yen)	Difference (Millions of yen)
Subsidiaries	—	—	—
Affiliates	45,800	100,838	55,038

	September 30, 2007
	Book Value (Millions of yen)	Market Value (Millions of yen)	Difference (Millions of yen)
Subsidiaries	—	—	—
Affiliates	45,800	92,874	47,073

	March 31, 2007
	Book Value (Millions of yen)	Market Value (Millions of yen)	Difference (Millions of yen)
Subsidiaries	—	—	—
Affiliates	45,800	108,546	62,746

(3) Other securities with market value

	September 30, 2006
	Cost (Millions of yen)	Book Value (Millions of yen)	Difference (Millions of yen)
Fixed assets	73,655	192,229	118,575

Equities	52,279	167,163	114,885
Bonds	—	—	—
Others	21,376	25,066	3,690

	September 30, 2007
	Cost (Millions of yen)	Book Value (Millions of yen)	Difference (Millions of yen)
Fixed assets	66,864	152,801	85,937

Equities	52,611	135,926	83,316
Bonds	—	—	—
Others	14,254	16,875	2,621

	March 31, 2007
	Cost (Millions of yen)	Book Value (Millions of yen)	Difference (Millions of yen)
Fixed assets	70,791	184,362	113,570

Equities	53,538	162,763	109,225
Bonds	—	—	—
Others	17,254	21,599	4,345

(4) Investment securities without market value (except those referred in (1) and (2) above)

September 30, 2006
Book Value (Millions of yen)
Bonds held to maturity	—

Other securities	44,199

Fixed assets	44,199

Equities (Unlisted equities, etc.)	27,692
Bonds (Unlisted bonds, etc.)	—
Others	16,506

Other securities of subsidiaries and affiliates	12,485
Other	4,021

September 30, 2007
Book Value (Millions of yen)
Bonds held to maturity	—

Other securities	74,989

Current assets	15,800

Certificate deposits	15,800

Fixed assets	59,189

Equities (Unlisted equities, etc.)	26,180
Bonds (Unlisted bonds, etc.)	—
Others	33,009

Other securities of subsidiaries and affiliates	19,151
Other	13,858

March 31, 2007
Book Value (Millions of yen)
Bonds held to maturity	—

Other securities	50,431

Fixed assets	50,431

Equities (Unlisted equities, etc.)	27,466
Bonds (Unlisted bonds, etc.)	—
Others	22,965

Other securities of subsidiaries and affiliates	16,426
Other	6,539

(Derivative Transactions)

Information on derivative transactions is omitted as hedge accounting is applied.

(Information on Per Share Data)

Information on per share data is omitted as the Company prepared the consolidated financial statements.

(Significant Subsequent Events)

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007

1.      On November 27th, 2007 Nomura issues 9th and 10th series of unsecured straight bonds

(1)    Bonds name

Ninth Series of Nomura Holdings, Inc. Unsecured Straight Bonds.

(2)    Amount of Issue

35 billion yen

(3)    Issue Price

99.96 yen per face value of 100 yen

(4)    Interest Rate

1.39% per annum

(5)    Payment Date

November 27, 2007

(6)    Redemption Price

100% of the principal amount

(7)    Maturity Date

November 27, 2012

(8)    Funds uses

Working Funds

(1)    Bonds name

Tenth Series of Nomura Holdings, Inc. Unsecured Straight Bonds.

(2)    Amount of Issue

30 billion yen

(3)    Issue Price

99.99 yen per face value of 100 yen

(4)    Interest Rate

1.91% per annum

(5)    Payment Date

November 27, 2007

(6)    Redemption Price

100% of the principal amount

(7)    Maturity Date

November 27, 2017

(8)    Funds uses

Working Funds

(2) Other

On October 25, 2007 the Board of Directors resolved to pay the second quarter dividend to the shareholders registered on the record date of September 30, 2007.

a.	Total second quarter dividend	¥16,235million
b.	The second quarter dividend per share	¥8.50
c.	Payable date	December 3, 2007

Semiannual Audit Report of Independent Auditors

December 11, 2006

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the semiannual period (from April 1, 2006 to September 30, 2006) within the fiscal period from April 1, 2006 to March 31, 2007 which include the consolidated semiannual balance sheet, and the consolidated semiannual statements of income, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2006, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2006 to September 30, 2006) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the consolidated semiannual financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

November 27, 2007

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the semiannual period (from April 1, 2007 to September 30, 2007) within the fiscal period from April 1, 2007 to March 31, 2008 which include the consolidated semiannual balance sheet, and the consolidated semiannual statements of income, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Law. These consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2007, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2007 to September 30, 2007) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the consolidated semiannual financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*    Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 11, 2006

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the non-consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the semiannual period (from April 1, 2006 to September 30, 2006) within the 103rd fiscal period from April 1, 2006 to March 31, 2007 which include the non-consolidated semiannual balance sheet, and the non-consolidated semiannual statements of income and changes in shareholders’ equity pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These non-consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these non-consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the non-consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated semiannual financial statements referred to above present relevant information about the financial position of Nomura Holdings, Inc. as of September 30, 2006, and the results of its operations for the semiannual period then ended (from April 1, 2006 to September 30, 2006) in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*    Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

November 27, 2007

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the non-consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the semiannual period (from April 1, 2007 to September 30, 2007) within the 104th fiscal period from April 1, 2007 to March 31, 2008 which include the non-consolidated semiannual balance sheet, and the non-consolidated semiannual statements of income and changes in shareholders’ equity pursuant to the semiannual audit requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Law. These non-consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these non-consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the non-consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated semiannual financial statements referred to above present relevant information about the financial position of Nomura Holdings, Inc. as of September 30, 2007, and the results of its operations for the semiannual period then ended (from April 1, 2007 to September 30, 2007) in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*    Above is an electronic version of the original report of auditors and the Company maintains the original report.